Exhibit 99.3

BIOCERES GROUP PLC

Registration number: 13310943

BIOCERES GROUP PLC

Consolidated financial statements as of
June 30, 2024 and 2023 and for the
years ended June 30, 2024, 2023 and 2022.

BIOCERES GROUP PLC

Registration number: 13310943

Report of Independent Registered Public Accounting Firm

To the Board of directors and shareholders of Bioceres Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bioceres Group PLC and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 21.1 to the consolidated financial statements, as a result of the default situations described, the Company has lost control over Bioceres Crop Solutions Corp., which had an impact on the Company’s access to financing. These events or conditions raise substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 21.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Price Waterhouse & Co. S.R.L.

Bouchard 557, piso 8°

C1106ABG - Ciudad Autónoma de Buenos Aires, Argentina

T: +(54.11) 4850.0000

Impairment Tests on Goodwill (Pro Farm Group, Inc., Rizobacter S.A. and Bioceres Crops S.A. Cash Generating Units) and Intangible Assets Not yet available for use or with indefinite useful lives.

As described in Notes 4.7, 7.8 and 7.9 to the consolidated financial statements, the Company’s goodwill associated with the Pro Farm Group, Inc. Rizobacter S.A. and Bioceres Crop S.A. cash generating units (“CGU”) and intangible assets not yet available for use or with indefinite useful lives amounted to $76.1 million, $28.1 million, $7,5 million and $25.5 million, respectively, as of June 30, 2024. Impairment tests on goodwill and intangible assets not yet available for use or with indefinite useful lives are undertaken annually at the end of the reporting period. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down to its recoverable amount. In each case, management determined the recoverable amount based on value in use calculations prepared by management. The determination of the recoverable amount of the CGU’s and intangible assets not yet available for use or with indefinite useful lives includes significant and numerous judgments and assumptions that are subject to various risks and uncertainties. The principal assumptions used in management’s models consisted of (i) budgeted market shares of joint ventures and other customers, (ii) budgeted product prices, (iii) growth rates used to extrapolate future cash flow projections to the terminal period and (iv) discount rates.

The principal considerations for our determination that performing procedures relating to impairment tests on goodwill (Pro Farm Group, Inc., Rizobacter S.A. and Bioceres Crops S.A. cash generating units) and intangible assets not yet available for use or with indefinite useful lives is a critical audit matter are (i) the significant judgment by management when developing the recoverable amount of the CGUs and intangible assets not yet available for use or with indefinite useful lives; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions used in the models related to the (i) budgeted market shares of joint ventures and other customers, (ii) budgeted product prices, (iii) growth rates used to extrapolate future cash flow projections to the terminal period, (iv) discount rates; and (v) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment tests on goodwill and intangible assets not yet available for use or with indefinite useful lives, including controls over the determination of the recoverable amounts for the CGUs and intangible assets not yet available for use or with indefinite useful lives. These procedures also included, among others (i) testing management’s process for developing the recoverable amounts of CGUs and intangible assets not yet available for use or with indefinite useful lives; (ii) evaluating the appropriateness of the models used; (iii) testing the completeness and accuracy of underlying data used in the models; (iv) evaluating the reasonableness of the significant assumptions used by management in the models related to budgeted market shares of joint ventures and other customers, budgeted product prices, growth rates used to extrapolate future cash flow projections to the terminal period and discount rates. Evaluating management’s assumptions used in the models related to budgeted market shares of joint ventures and other customers, budgeted product prices, growth rates used to extrapolate future cash flow projections to the terminal period and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs and the Company’s business; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumptions.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Guillermo Miguel Bosio
Guillermo Miguel Bosio
Partner
Rosario, Argentina

April 15, 2025, except with respect to the matters that raise substantial doubt about the Company’s ability to continue as a going concern discussed in Note 21.1., as to which the date is August 11, 2025.

We have served as the Company’s auditor since 2021.

BIOCERES GROUP PLC

Registration number: 13310943

CONSOLIDATED SATEMENT OF COMPREHENSIVE INCOME

For the years ended June 30, 2024, 2023 and 2022

(Amounts in US$)

	Notes	06/30/2024	06/30/2023	06/30/2022

Revenues from contracts with customers	8.1	466,376,330	420,867,429	329,517,122
Government grants	7.18	197,519	93,509	120,693
Initial recognition and changes in the fair value of biological assets at the point of harvest		(45,746)	610,554	6,388,030

Cost of sales		(279,368,328)	(235,464,072)	(208,371,368)
Changes in the net realizable value of agricultural products after harvest		(2,385,069)	(4,351,433)	(42,523)
Research and development expenses	8.3	(17,422,487)	(15,943,987)	(7,378,941)
Selling, general and administrative expenses	8.4	(126,340,822)	(116,531,274)	(84,336,898)
Share of profit or loss of joint ventures and associates	13	(21,023,150)	47,709,605	(1,000,737)
Other income or expenses, net		(703,265)	1,055,299	(3,304,166)
Operating profit		19,284,982	98,045,630	31,591,212

Financial cost	8.5	(37,498,668)	(33,576,632)	(22,762,427)
Other financial results	8.5	(9,744,466)	(13,674,756)	(11,790,899)
(Loss) Profit before income tax		(27,958,152)	50,794,242	(2,962,114)

Income tax	9	(1,103,152)	2,328,366	(17,026,303)
(Loss) Profit for the year		(29,061,304)	53,122,608	(19,988,417)

Other comprehensive income
Items that may be subsequently reclassified to profit and loss		(1,092,833)	(911,896)	28,568,482
Foreign exchange differences on translation of foreign operations from joint ventures		977,482	(46,541)	1,645,772
Foreign exchange differences on translation of foreign operations		(2,070,315)	(865,355)	26,922,710
Items that will not be subsequently reclassified to loss and profit		-	(1,467,349)	(6,017,329)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates		-	(184,630)	(586,268)
Revaluation of property, plant and equipment, net of tax		-	(1,282,719)	(5,431,061)
Total comprehensive (loss) profit		(30,154,137)	50,743,363	2,562,736

(Loss) / profit for the year attributable to:
Equity holders of the parent		(32,685,398)	40,435,923	(6,607,764)
Non-controlling interests		3,624,094	12,686,685	(13,380,653)
		(29,061,304)	53,122,608	(19,988,417)
Total comprehensive (loss) / loss attributable to:
Equity holders of the parent		(32,875,350)	39,068,323	(5,839,301)
Non-controlling interests		2,721,213	11,675,040	(9,128,109)
		(30,154,137)	50,743,363	(14,967,410)
(Loss) /Profit per share
Basic (loss) / profit attributable to ordinary equity holders of the parent	8	(1.7686)	2.7731	(3.0067)
Diluted (loss) / profit attributable to ordinary equity holders of the parent	8	(1.7686)	2.7731	(3.0067)

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

BIOCERES GROUP PLC

Registration number: 13310943

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2024 and 2023

(Amounts in US$)

	Notes	06/30/2024	06/30/2023
ASSETS
NON-CURRENT ASSETS
Other financial assets	7.2	190,517	1,826
Other receivables	7.4	27,887,034	8,022,723
Income taxes		10,889	24,486
Deferred tax assets	9	14,476,230	28,433,321
Investments in joint ventures and associates	13	92,795,851	118,342,963
Property, plant and equipment	7.7	74,612,434	68,159,339
Investment properties	7.10	560,783	3,589,749
Intangible assets	7.8	177,331,280	175,292,219
Goodwill	7.9	112,163,432	112,163,432
Right of use asset	16	11,601,752	13,936,575
Total non-current assets		511,630,202	527,966,633

CURRENT ASSETS
Cash and cash equivalents	7.1	52,994,865	49,265,020
Other financial assets	7.2	14,667,607	19,829,014
Trade receivables	7.3	209,007,195	159,376,782
Other receivables	7.4	34,657,383	38,197,456
Recoverable income tax		655,691	9,537,799
Inventories	7.5	125,929,768	140,437,616
Biological assets	7.6	294,134	146,842
Total current assets		438,206,643	416,790,529
Total assets		949,836,845	944,757,162

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

BIOCERES GROUP PLC

Registration number: 13310943

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2024 and 2023

(Amounts in US$)

	Notes	06/30/2024	06/30/2023
EQUITY
Issued capital	11	2,371,453	2,096,534
Own shares held		(444,473)	-
Shares trading premium		(7,289,991)	(13,587,790)
Stock options and share based incentives		6,222,175	1,853,856
Retained earnings / (deficit)		1,142,761	33,828,159
Revaluation of property, plant and equipment reserve		(1,323,916)	(1,323,916)
Foreign currency translation reserve		534,827	724,779
Equity attributable to owners of the parent		1,212,836	23,591,622
Non-controlling interest		248,788,534	234,978,480
Total equity		250,001,370	258,570,102

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	7.12	127,248,305	152,445,700
Deferred revenue and advances from customers	7.15	1,925,138	2,057,805
Government grants	7.18	782	127,285
Joint ventures and associates	13	296,455	622,823
Deferred tax liabilities	9	34,500,445	53,272,466
Provisions	7.16	17,484,715	16,901,773
Consideration for acquisition		2,005,143	3,166,720
Convertible notes		80,809,686	75,213,146
Lease liabilities	16	8,161,359	10,030,524
Total non-current liabilities		272,432,028	313,838,242

CURRENT LIABILITIES
Trade and other payables	7.11	168,937,536	151,520,304
Borrowings	7.12	234,510,751	180,000,607
Employee benefits and social security	7.14	7,506,831	9,950,862
Deferred revenue and advances from customers	7.15	3,924,801	24,893,396
Income tax payable		4,825,271	509,034
Government grants	7.18	3,655	222,713
Consideration for acquisition		4,571,824	1,393,203
Lease liabilities	16	3,122,778	3,858,699
Total current liabilities		427,403,447	372,348,818
Total liabilities		699,835,475	686,187,060
Total equity and liabilities		949,836,845	944,757,162

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

BIOCERES GROUP PLC

Registration number: 13310943

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended June 30, 2024, 2023 and 2022
(Amounts in US$)

	Attributable to the equity holders of the parent
	Issued capital	Own shares held	Shares trading premium	Stock options and share based incentives	Retained earnings	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Attributable to the equity holders of the parent	Non-controlling Interests	Total equity

06/30/2023	2,096,534	-	(13,587,790)	1,853,856	33,828,159	724,779	(1,323,916)	23,591,622	234,978,480	258,570,102

Increase in capital	274,919	(7,319)	-	-	-	-	-	267,600	-	267,600

Changes in ownership interests in subsidiaries	-	(437,154)	6,297,799	-	-	-	-	5,860,645	557,267	6,417,912

Share-based incentives of subsidiaries	-	-	-	4,368,319	-	-	-	4,368,319	9,592,291	13,960,610

Business combination	-	-	-	-	-	-	-	-	1,114,083	1,114,083

Distribution of dividends	-	-	-	-	-	-	-	-	(174,800)	(174,800)

(Loss) /profit for the year	-	-	-	-	(32,685,398)	-	-	(32,685,398)	3,624,094	(29,061,304)

Other comprehensive loss	-	-	-	-	-	(189,952)	-	(189,952)	(902,881)	(1,092,833)
06/30/2024	2,371,453	(444,473)	(7,289,991)	6,222,175	1,142,761	534,827	(1,323,916)	1,212,836	248,788,534	250,001,370

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

BIOCERES GROUP PLC

Registration number: 13310943

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended June 30, 2024, 2023 and 2022

(Amounts in US$)

	Attributable to the equity holders of the parent
	Issued capital	Shares trading premium	Stock options and share based incentives	Retained (deficit) / earnings	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Attributable to the equity holders of the parent	Non-controlling Interests	Total equity

06/30/2022	1,337,298	(8,577,547)	777,376	(6,607,764)	1,773,218	(1,004,755)	(12,302,174)	137,171,291	124,869,117

Increase in capital	759,236	-	-	-	-	-	759,236	-	759,236

Changes in ownership interests in subsidiaries	-	(29,474,351)	-	-	-	-	(29,474,351)	(46,940,078)	(76,414,429)

Business combination	-	24,464,108	-	-	-	-	24,464,108	130,515,236	154,979,344

Share-based incentives of subsidiaries	-	-	1,076,480	-	-	-	1,076,480	3,009,120	4,085,600

Distribution of dividends	-	-	-	-	-	-	-	(452,129)	(452,129)

Profit for the year	-	-	-	40,435,923	-	-	40,435,923	12,686,685	53,122,608

Other comprehensive loss	-	-	-	-	(1,048,439)	(319,161)	(1,367,600)	(1,011,645)	(2,379,245)
06/30/2023	2,096,534	(13,587,790)	1,853,856	33,828,159	724,779	(1,323,916)	23,591,622	234,978,480	258,570,102

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

BIOCERES GROUP PLC

Registration number: 13310943

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended June 30, 2024, 2023 and 2022

(Amounts in US$)

	Attributable to the equity holders of the parent
	Issued capital	Shares trading premium	Stock options and share based incentives	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Attributable to the equity holders of the parent	Non-controlling Interests	Total equity

06/30/2021	-	-	-	-	-	-	-	77,127,989	77,127,989

Opening capital	1	-	-	-	-	-	1	-	1

Intragroup reorganization - Steps 2,3 and 4 (Note 6)	-	(54,864,842)	-	-	-	-	(54,864,842)	60,325,528	5,460,686

Intragroup reorganization - Exchange (Note 6)	1,337,297	46,287,295	-	-	-	-	47,624,592	(47,624,592)	-

Share-based incentives of subsidiaries	-	-	777,376	-	-	-	777,376	1,671,588	2,448,964

Capitalization of convertible notes in BIOX	-	-	-	-	-	-	-	36,244,460	36,244,460

Changes in ownership interests in subsidiaries	-	-	-	-	-	-	-	1,024,281	1,024,281

Loss for the year	-	-	-	(6,607,764)	-	-	(6,607,764)	(13,380,653)	(19,988,417)

Other comprehensive income / (loss)	-	-	-	-	1,773,218	(1,004,755)	768,463	21,782,690	22,551,153
06/30/2022	1,337,298	(8,577,547)	777,376	(6,607,764)	1,773,218	(1,004,755)	(12,302,174)	137,171,291	124,869,117

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

BIOCERES GROUP PLC

Registration number: 13310943

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended June 30, 2024, 2023 and 2022
(Amounts in US$)

	Notes	06/30/2024	06/30/2023	06/30/2022
OPERATING ACTIVITIES
(Loss) / profit for the year		(29,061,304)	53,122,608	(19,988,417)

Adjustments to reconcile profit to net cash flows
Income tax		1,103,152	(2,328,366)	17,026,303
Depreciation of property, plant and equipment	8.3/8.4	5,799,998	4,938,927	3,867,337
Amortization of intangible assets	8.3/8.4	12,113,223	11,004,584	4,227,457
Depreciation of leased assets		3,418,956	3,565,894	1,257,538
Share-based incentive and stock options		14,199,480	3,480,178	1,508,159
Share of profit or loss of joint ventures and associates	13	21,023,150	(47,709,605)	1,000,737
Provisions for contingencies		653,574	239,292	330,754
Allowance for impairment of trade debtors		753,428	1,327,385	1,598,042
Allowance for obsolescence		586,515	1,066,777	849,641
Initial recognition and changes in the fair value of biological assets		45,746	(610,554)	(6,388,030)
Changes in the net realizable value of agricultural products after harvest		2,385,069	4,351,433	42,523
Financial results		47,243,134	(47,251,388)	34,553,326
Gain on sale of equipment and intangible assets		(125,464)	-	(1,944,308)

Working capital adjustments
Trade receivables		(41,256,269)	(14,179,711)	(28,296,868)
Other receivables		(6,338,099)	(36,705,492)	(13,906,047)
Inventories and biological assets		15,285,866	(8,572,529)	(60,555,267)
Trade and other payables		16,286,414	14,172,818	48,407,307
Employee benefits and social security		(2,413,413)	2,074,795	1,609,043
Government grants		(188,518)	(93,091)	50,693
Income tax paid		(853,299)	(4,072,347)	(8,664,456)
Deferred revenue and advances from customers		(21,103,777)	21,019,535	(2,183,082)
Net cash flows generated by / (used in) operating activities		39,557,562	(41,158,857)	(25,597,615)

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

BIOCERES GROUP PLC

Registration number: 13310943

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended June 30, 2024, 2023 and 2022
(Amounts in US$)

	Notes	06/30/2024	06/30/2023	06/30/2022
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		336,726	137,357	2,046,771
Investment in joint ventures and associates	13	-	1,085,676	(3,220,214)
Net cash received from business combination		37,508	4,373,265	-
Loss of controlling interest		(18,097)	(1,081,808)	-
Proceeds from financial assets		62,836,432	1,316,980	12,331,390
Investment in financial assets		(65,567,062)	(8,488,144)	(2,055,878)
Purchase of property, plant and equipment	7.7	(9,936,611)	(11,491,899)	(3,480,708)
Capitalized development expenditures	7.8	(11,855,766)	(10,753,047)	(5,130,095)
Purchase of intangible assets	7.8	(3,233,316)	(688,287)	(389,039)
Net cash flows (used in) / generated by investing activities		(27,400,186)	(25,589,907)	102,227

FINANCING ACTIVITIES
Proceeds from borrowings		187,994,310	150,631,747	159,642,301
Repayment of borrowings and financed payments		(145,044,508)	(38,457,281)	(128,310,467)
Interest payments		(36,803,697)	(25,639,013)	(13,009,834)
Leased assets payments		(4,879,108)	(3,855,517)	(1,034,764)
Cash dividend distributed by non-controlling interest		(174,800)	(452,129)	-
Other financial payments		(1,850,252)	(3,007,154)	(3,072,792)
Purchase of own shares		(734,388)	(2,996,947)	-
Net cash flows (used in) / generated by financing activities		(1,492,443)	76,223,706	14,214,444

Net increase / (decrease) in cash and cash equivalents		10,664,933	9,474,942	(11,280,944)

Inflation effects on cash and cash equivalents		(189,309)	(195,181)	(9,624,750)

Cash and cash equivalents as of beginning of the year	7.1	49,265,020	34,851,505	48,914,510
Effect of exchange rate changes on cash and equivalents		(6,745,779)	5,133,754	6,842,689
Cash and cash equivalents as of the end of the year		52,994,865	49,265,020	34,851,505

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

1. GENERAL INFORMATION

Bioceres Group PLC is a fully integrated company incorporated on April 3, 2021, in England and Wales, whose registered office is at Highdown House, Yeoman Way, Worthing, West Sussex, United Kingdom.

On April 1, 2025, the Company changed its legal name from Bioceres Group PLC to Bioceres Group Limited. (Note 21).

Unless the context otherwise requires, “we,” “us,” “our,” and “Bioceres Group” will refer to Bioceres Group PLC and its subsidiaries.

2.  ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”) following the accounting policies as set forth and summarized in Note 4. All IFRS issued by the IASB, effective at the time of preparing these consolidated financial statements have been applied.

Authorization for the issue of the Consolidated financial statements

These consolidated financial statements of the Group as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022 have been approved and authorized by the Board of Directors of Bioceres Group on April 15, 2025, except with respect to the matters that raise substantial doubt about the Company’s ability to continue as a going concern discussed in Note 21.1. going concern, which was approved by the Board of Directors on August 11, 2025.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

●

Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”. (See Note 21.1.)

●	Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a) Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

The Company and the Main Argentinian subsidiaries of the Group have United States Dollars as functional currency

From July 1, 2022, the main Argentinian subsidiaries of the Group have changed their functional currency from Argentine Pesos to United States Dollars as a result of changes in events and conditions relevant to their business operations, which include a hyper inflationary macroeconomic context and the depreciation of the Argentine Peso, in addition to the effects on our business of certain business combination transactions, as discussed below.

Macroeconomic context – in recent years Argentina’s macroeconomic scenario has featured a misalignment between inflation rates and the devaluation of the Argentine peso, which became more pronounced during the first half of the year ended June 30, 2022. Notwithstanding such misalignment, our Argentine subsidiaries have been able to continue pricing their products in U.S. dollars as the costs of products and services are set in U.S. dollars. This has also been achievable as the demand for the type of products we commercialize is relatively inelastic when compared to non-essential goods and services. Further, Argentina’s significant economic volatility has caused materials, and other costs of providing goods that we acquire from the Argentine domestic market, to become increasingly indexed to the U.S. dollar (i.e., denominated in Argentine Pesos but indexed to the U.S. dollar exchange rate).

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Business effects – following the merger with Pro Farm (see Note 6), which closed at the beginning of the fiscal year ended June 30, 2023, in addition to other business combination transactions, we established a global commercial strategy with a view to unifying pricing policies for the commercialization of our products.

In accordance with IAS 21, we have considered the following primary factors to determine the functional currency of our main Argentine subsidiaries: (i) the sales prices for goods and services, which are mainly influenced and determined by the U.S. dollar; and (ii) the increasing influence of transactions indexed to the U.S. dollar related to labor, materials, and other costs of providing goods.

Taking into account the analysis of the primary factors provided by IAS 21 in determining the functional currency of our main Argentine subsidiaries (in particular the increased influence of exchange rates on their costs of operations, which are indexed to the U.S. dollar), we identified that there is strong evidence that their functional currency had changed to the U.S. dollar.

As discussed above, we assessed primary indicators and determined that they were conclusive for the analyzed period; however, consideration was also given to secondary indicators. The result of such analysis also leads to the conclusion that the U.S. dollar is the relevant currency for cash generation from operating and financing activities of our main Argentine subsidiaries.

For the years ended 30th June 2024, 2023 and 2022, others Argentinian subsidiaries, that have Argentine Pesos as functional currency, had applied IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of 30th June 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since 1st July 2018. Consequently, the Group has applied IAS 29 to these financial statements.

During an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising on the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the Consolidated statement of profit or loss and other comprehensive income as part of the profit or loss reorganized upon such disposal.

Subsidiaries

Where the Group holds a controlling interest in an entity, such entity is classified as a subsidiary. The Group exercises control over such an entity if all three of the following elements are present: (i) the Group has the power to direct or cause the direction of the management and policies of the entity; (ii) the Group is exposed to the variable returns of such entity; and (iii) the Group has power to affect the variability of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

De-facto control exists in situations where the Group has the practical ability to direct the relevant activities of an entity without holding the majority of the voting rights. In determining whether de facto control exists, the Group considers all relevant facts and circumstances, including:

-	The relative share of the Group’s voting rights with respect both the size and dispersion of other parties who hold voting rights;

-	Substantive potential voting rights held by the Group and by other parties;

-	Other contractual arrangements; and

-	Historic patterns in voting attendance.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The subsidiaries of the Group, all of which have been included in the consolidated financial statements of the Group, are as follows:

		Country of incorporation and principal place		% Equity interest	% Equity interest
Name	Principal activities	of business	Ref	06/30/2024	06/30/2023
BCS Holding LLC	Investment in subsidiaries	United States	b)	28.75%	27.33%
Bioceres Crop Solutions (BIOX)	Research and development	United States	b)	28.75%	27.33%
Bioceres Crops Do Brasil Ltda.	Selling of agricultural inputs	Brazil	b)	28.75%	27.33%
Bioceres Crops S.A.	Research and development	Argentina	b)	25.87%	24.59%
Bioceres LLC	Investment in subsidiaries	United States	a)	79.72%	73.47%
Bioceres S.A.	Investment in subsidiaries	Argentina	a)	79.72%	73.47%
Bioceres Semillas S.A.U.	Production and commercialization of seeds	Argentina	b)	28.75%	27.33%
Bioceres Tech Services LLC.	Investment in subsidiaries	United States	a)	100.00%	100.00%
Comer. Agrop. Rizobacter de Bolivia S.A.	Selling of agricultural inputs	Bolivia	b)	23.00%	21.86%
Ingeniería Metabólica S.A. (“INMET”)	Research and development	Argentina	c)	47.98%	60.00%
Insumos Agroquímicos S.A.	Selling of agricultural inputs	Argentina	b)	17.63%	16.76%
Natal Agro S.R.L.	Production and commercialization of agricultural inputs	Argentina	d)	14.66%	-
Pro Farm Group Inc.	Development and sale of biological products	United States	b)	28.75%	27.33%
Rasa Holding, LLC	Investment in subsidiaries	United States	b)	28.75%	27.33%
Rizobacter Argentina S.A.	Microbiology Business	Argentina	b)	23.00%	21.86%
Rizobacter Colombia SAS	Selling of agricultural inputs	Colombia	b)	23.00%	21.86%
Rizobacter del Paraguay S.A.	Selling of agricultural inputs	Paraguay	b)	23.00%	21.86%
Rizobacter do Brasil Ltda.	Selling of agricultural inputs	Brazil	b)	23.00%	21.86%
Rizobacter France SAS	Research and development	France	b)	23.00%	21.86%
Rizobacter South Africa	Selling of agricultural inputs	South Africa	b)	21.85%	20.77%
Rizobacter Uruguay	Selling of agricultural inputs	Uruguay	b)	23.00%	21.86%
Rizobacter USA, LLC	Selling of agricultural inputs	United States	b)	23.00%	21.86%
Verdeca LLC	Research and development	United States	b)	28.75%	27.33%

a)	Direct interests held by Bioceres Group Limited.

b)	Since 2023, the Group exercises “de facto control” over Bioceres Crop Solutions Corp. as a result of (i) the percentage and concentration of voting rights of the Group, the voting agreement and the absence of other shareholders with significant voting rights, (ii) the absence of a voting agreement among the other shareholders to vote together as a group, (iii) the record of attendance to Shareholders’ Meetings and the record of votes casted by the other shareholders; and (iv) the effective control exercised by the Group to direct BIOX’s relevant activities through its seat in the Board of Directors. (Note 5).

c)	During the current fiscal year, the Group lost control over INMET as a result of a capital increase in which the Group waived its preemptive and subscription rights. Consequently, the Group’s ownership interest in Inmet decreased, leading to a loss of control.

d)	On June 1, 2024 we acquired a controlling interest in Natal Agro S.R.L (“Natal”). See Note 6.

Special purpose and structured entities (“SPE”)

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity and the relevant activities are directed by means of contractual arrangements. In these cases, we consider the purpose and design of the SPE, including a consideration of the risks the SPE was expected to be exposed to, the risks it was designed to pass on to the parties involved with the SPE and whether we are exposed to some or all of those risks or potential returns. One then considers which activities have a significant impact on the SPE’s returns and determines which parties have an ability to direct each of those activities.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The Group controls an SPE when is exposed, or has rights, to variable returns from its involvement with the SPE and has the ability to affect those returns through its power over the SPE.

3.  NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

New standards and interpretations adopted by the Group

The following new standards became applicable for the current reporting period and adopted by the Group.

Amendments to IAS 12- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The IASB has amended IAS 12, ‘Income taxes’, to require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

IAS 12 was amended to include an additional condition where the initial recognition exemption is not applied. According to the amended guidance, a temporary difference that arises on initial recognition of an asset or liability is not subject to the initial recognition exemption if that transaction gave rise to equal amounts of taxable and deductible temporary differences.

The amendments are effective for financial years beginning on or after January 1, 2023.

International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)

The amendments give companies temporary relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s (OECD) international tax reform.

The amendments will introduce (i) a temporary exception to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules. This will help to ensure consistency in the financial statements while easing into the implementation of the rules; (ii) and targeted disclosure requirements to help investors better understand a company’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect.

Companies can benefit from the temporary exception immediately but are required to provide the disclosures to investors for annual reporting periods beginning on or after January 1, 2023.

Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies

An entity is now required to disclose its material accounting policy information instead of its significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial.

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted.

Amendments to IAS 8-Definition of Accounting Estimates

These amendments help entities to distinguish between accounting policies and accounting estimates making a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

These amendments did not have any material impact on the Group.

New standards and interpretations not yet adopted by the Group

Amendments to IFRS 16- Lease Liability in a Sale and Leaseback.

The amendment requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of lease.

The amendments are effective for financial years beginning on or after January 1, 2024. Earlier application is permitted.

Amendments to IAS1 – Non-current liabilities with covenants.

The amendments modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity must disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024, with early application permitted.

Amendment to IAS 7 and IFRS 7 - Supplier Financing.

The amendments are effective for annual periods beginning on or after January 1, 2024.

Amendments to IAS 7- Statement of Cash Flows& to IFRS 7- Financial Instruments: Disclosures.

The amendments introduce new disclosure requirements in IFRS Standards to enhance the transparency and, thus, the usefulness of the information provided by entities about supplier finance arrangements.

The disclosure requirements in the amendments enhance the current requirements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. Early application of the amendments is permitted

IFRS 19 – Subsidiaries without Public Accountability.

The standard is effective for annual periods beginning on or after January 1, 2027.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments.

The amendments are effective for reporting periods beginning on or after January 1, 2026.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity.

The amendments are effective for annual periods beginning on or after January 1, 2026.

Annual Improvements to IFRS Accounting Standards—Volume 11.

The amendments are effective for annual periods beginning on or after January 1, 2026.

These amendments are not expected to have material impact on the Group.

IFRS 18 - Presentation and Disclosure in Financial Statements

This standard sets out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. It is effective for annual periods beginning on or after January 1, 2027.

Amendments to IAS 21- The Effects of Changes in Foreign Exchange Rates titled Lack of Exchangeability.

The amendments are effective for annual reporting periods beginning on or after January 1, 2025.

The Group is currently analyzing the potential impact of these new standard on our financial statements.

4.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1.  Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments. Investments can be readily convertible to known amounts of cash and they are subject to insignificant risk of changes in value. In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

4.2.	Financial assets and liabilities

The Group measures its financial assets at initial recognition at fair value and subsequently at amortized cost using the effective interest method.

The Group has not irrevocably designated a financial asset as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

Financial assets at fair value through profit or loss are measured at fair value through profit and loss due to the business model used in their negotiation and/or the contractual characteristics of their cash flows.

Estimates

The Group makes estimates of uncollectability of its recorded receivables. Management analyzes trade account receivables in accordance with conventional criteria, adjusting the amount through a charge of an allowance for bad debts upon recognition of the inability of third parties to afford their financial obligations to the Group. Management specifically analyzes the accounts receivable, the historical bad debts, solvency of customers, current economic trends and the changes to the payment conditions of customers to assess the adequate allowance for bad debts.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Offsetting of financial assets with financial liabilities

Financial assets and liabilities are offset and presented for their net amount in the statements of financial position only when the Group has the right, legally enforceable, to compensate the recognized amounts and has the intention to liquidate for the net amount or to settle the asset and cancel the liability simultaneously.

4.3. Inventories

Inventories are recognized at cost initially and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase and conversion as well as other costs incurred in bringing the inventories to their present location and condition.

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

Estimates

The Group assesses the recoverability of inventories considering their sale price, whether the inventories are damaged and whether they have become obsolete in whole or in part.

Net realizable value is the sale price estimated to be attained in the ordinary course of business, less costs of completion and other selling expenses.

The Group sets up an allowance for obsolescence or slow-moving inventories in relation to finished and in-process products. The allowance for obsolescence or slow-moving inventories is recognized for finished products and in-process products based on an analysis by Management of the aging of inventory stocks.

4.4. Biological assets

Within current assets, growing crops are included as biological assets, from the moment of sowing until the moment of harvest (approximately 5 to 7 months depending on the crop). At harvest time the biological assets are transformed into agricultural products, including seed varieties for resale, and incorporated into the inventory.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise from measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets”.

From the harvest time, agricultural products are valued at net realizable value because there is a market asset, and the risk of non-sale is non-significant.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors, including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

4.5. Business combinations

The Group applies the acquisition method to account for business combinations. The acquisition cost is measured as the aggregate of the consideration transferred for the acquisition of a subsidiary, which is measured at fair value at the acquisition date, and the amount of any non-controlling interest in such subsidiary. The Group recognizes any non-controlling interest in a subsidiary at the non-controlling interest’s proportionate share of the recognized amounts of subsidiary’s identifiable net assets. The acquisition related costs are expensed as incurred.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. The contingent consideration is classified as an asset or liability that is a financial instrument under IFRS 9 is measured at fair value through profit or loss.

Goodwill is initially measured at cost, which is the excess of the aggregate of the consideration transferred and the amount of the non-controlling interest and any previous interest carried over the net identifiable assets acquired, and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the cash-generating units of the Group that is expected to benefit from the synergies of the combination, without considering whether other assets or liabilities of the subsidiary are allocated to those units.

Any impairment in the carrying value is recognized in the consolidated statement of comprehensive income. In the case of acquisitions in stages, prior to the write-off of the previously held equity interest in the subsidiary, said interest is re-measured at fair value as of the date of acquisition of control over the subsidiary. The result of the re-measurement at fair value is recognized in profit or loss.

When a seller in a business combination has contractually agreed to indemnify the Group for the result of a contingency or uncertainty related to the entirety or a portion of an asset or liability, the Group recognizes an indemnification asset. The indemnification asset is measured on the same basis as the indemnification item. At the end of each period, the Group measures the indemnification assets recognized at the acquisition date on the same basis as the indemnified liability, subject to any contractual limitation on the amount and, for an indemnification asset that is not periodically measured at fair value, based on Management’s assessment of the recoverability of the indemnification asset. The Group derecognizes the indemnification asset when it collects or sells it, or when it loses the right over it.

4.6. Intragroup Reorganization

Intragroup reorganizations are excluded from the scope of IFRS 3 and are not specifically addressed in IFRS guidance. Therefore, judgement is required to develop an accounting policy that provides relevant and reliable information in accordance with IAS 8, and such accounting policy shall be applied consistently to all similar transactions. Management has elected to account for intragroup reorganizations using the “Predecessor accounting”. Predecessor accounting involves accounting for the assets and liabilities of the acquired business using the predecessor carrying values. Differences between the carrying value and the amount payable is accounted for in equity (as a contribution or distribution, as it may correspond).

The intragroup reorganization described in Note 6 was accounted for using predecessor accounting, as further explained in that note.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

4.7. Impairment assessment of Goodwill and Intangibles

Impairment tests on goodwill and intangible assets not yet available for use or with indefinite useful lives, are undertaken annually at the end of the reporting period. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows (its Cash Generating Unit or CGU). Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Estimates

Impairment testing of goodwill and intangible assets not yet available for use or with indefinite useful lives, requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of goodwill are further explained in Note 7.9.

4.8. Associate and joint arrangements

An associate is an entity over which the Group exerts significant influence. Significant influence is the power to participate in financial and operating policy decision-making at such entity, but it does not involve control or joint control over those policies.

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

-	Joint ventures: where the group has rights to only the net assets of the joint arrangement.

-	Joint operations: where the group has both the rights to the assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

-	The structure of the joint arrangement;

-	The legal form of joint arrangements structured through a separate vehicle;

-	The contractual terms of the joint arrangement agreement; and

-	Any other facts and circumstances (including any other contractual arrangements).

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The Group accounts for its interests in joint ventures and associates using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the Consolidated statement of profit and loss and other comprehensive income.

Losses in excess of the Group’s investment in the joint venture and associates are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Profits and losses arising on transactions between the Group and its joint ventures and associates are recognized only to the extent of unrelated investors’ interests in the joint venture and/or associates. The Group’s share in a joint venture and/or associates’ profits and losses resulting from a transaction is eliminated against the carrying amount of investment in the joint venture and/or associates through the line “share of profit (or loss) of joint ventures and associates” in the Consolidated statements of profit or loss and other comprehensive income.

Any premium paid for an investment in a joint venture and/or associates above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in the joint venture and/or associates. Where there is objective evidence that the investment in a joint venture and/or associates has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

When the Group loses significant influence in an associate or joint control over a joint venture, it measures and recognizes any investment held at fair value. Any difference between the carrying amount of the associate or joint venture when losing significant influence or joint control and the fair value of the held investment and sale revenue are recognized in profit or loss.

The Group accounts for its interests in joint operations by recognizing its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

For all joint arrangements structured in separate vehicles the Group must assess the substance of the joint arrangement in determining whether it is classified as a joint venture or joint operation. This assessment requires the Group to consider whether it has rights to the joint arrangement’s net assets (in which case it is classified as a joint venture), or rights to and obligations for specific assets, liabilities, expenses, and revenues (in which case it is classified as a joint operation).

Paragraph 18 of IAS 28 states when an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities, the entity may elect to measure that investment al fair value through profit or loss in accordance with IFRS 9.

Bioceres Group PLC has elected to measure the investment in associates held through Theo I SCS a fair value through profit or loss in accordance with IFRS 9.

Estimates

There is uncertainty regarding Management’s estimates of the Group’s ability to recover the carrying amounts of the investments in joint ventures, since such estimates depend on the joint ventures’ ability to generate sufficient funds to complete the development projects, the future outcome of the project deregulation process and the amounts and timing of the cash flows from projects, among other future events.

Management assesses whether there are impairment indicators and, if any, it performs a recoverability analysis.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Management estimates of the recoverability of these investments represent the best estimate based on available evidence, the existing facts and circumstances, using reasonable and provable assumptions in the cash flow projections.

Therefore, the consolidated financial statements do not include adjustments that would be required if the Group were unable to recover the carrying amount of the above-mentioned assets by generating sufficient economic benefits in the future.

4.9. Property, plant and equipment

Property, plant and equipment items are initially recognized at cost. In addition to the purchase price, cost also includes costs directly attributable to such property, plant and equipment items. There are no unavoidable costs with respect to dismantling and removing items. The cost of property, plant and equipment items acquired in a business combination is their fair value at the acquisition date.

Depreciation is calculated using the straight-line method to allocate the property, plant or equipment items’ cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Research instruments: 3 to 10 years

Office equipment: 5 to 10 years

Vehicles: 5 years

Computer equipment and software: 3 years

Fixture and fittings: 10 years

Machinery and equipment: 5 to 10 years

Buildings: 50 years

Useful lives and depreciation methods are reviewed every year as required by IAS 16.

Assets under items Land and Buildings, are accounted for at fair value arising from the last revaluation performed, applying the revaluation model indicated by IAS 16. Starting with the fiscal year ended on June 30, 2024, the Group modified its Property, Plant, and Equipment valuation policy by changing the revaluation frequency for items classified under Buildings and Land. The revaluation must never exceed five years between each occurrence, in compliance with the maximum periods established by accounting standards, or whenever there are indications that the carrying amount differs significantly from the amount that could be determined using fair value at the end of the reporting year.

To obtain fair values, the existence or not of an active market is considered for the assets in their current status. For those assets for which an active market in their current status exists, the fair values were determined based on their market values. For the remaining cases, the market values of comparable new assets are analyzed, applying a discount based on the status and wear of each asset and considering the characteristics of each of the revalued assets (for example, improvements made, maintenance status, level of productivity, use, etc.

Estimates

The Group carries certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires that the Group carry property, plant and equipment at revalued amounts, being fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires that the Group carry out these revaluations with sufficient regularity so that the carrying amounts of its property, plant and equipment do not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of the Group’s judgments, estimates or assumptions or to the market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The Group prepares the corresponding revaluations on a regular basis taking into account the work of independent appraisers. The Group uses different valuation techniques depending on the class of property being valued. Generally, the Group determines the fair value of its industrial buildings and warehouses based on a depreciated replacement cost approach. The Group determines the fair value of its land based on active market prices adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group may use alternative valuation methods, such as recent prices in less active markets.

Property valuation is a significant area of estimation uncertainty. Fair values are prepared regularly by Management, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of various significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

a) Land: The Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable land sales in the same location to assess appropriateness of the value of its land.

b)  Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs or the estimate of normal wear and tear relating to such assets could have an impact of $ 1.2 million on their revalued amounts.

Increases in the carrying amounts arising on revaluation of land and buildings are recognized, net of tax, in other comprehensive income and accumulated in reserves in shareholders’ equity. To the extent that the increase reverses a decrease previously recognized in profit or loss, the increase is first recognized in profit or loss. Decreases that reverse previous increases of the same asset are first recognized in other comprehensive income to the extent of the remaining surplus attributable to the asset; all other decreases are charged to profit or loss.

4.10.  Leased assets

Leases are recognized as a right-of-use asset and corresponding liability at the date of which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

In determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Short term leases are recognized on a straight-line basis as an expense in the income statement.

At initial recognition, the right-of-use asset is measured considering the value of the initial measurement of the lease liability; any lease payments made at or before the commencement date, less any lease incentives; and any initial direct costs incurred by the lessee. After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability. Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract.

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date; amounts expected to be payable by the lessee under residual value guarantees; the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease; and fixed payments, less any lease incentives receivable. After the commencement date, we measure the lease liability by increasing the carrying amount to reflect interest on the lease liability; reducing the carrying amount to reflect lease payments made; and re-measuring the carrying amount to reflect any reassessment or lease modifications.

The above-mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term ant interest rate used in the discounted cash flow involved a management’s estimations.

4.11. Intangible assets

a) Externally acquired intangible assets

Externally acquired intangible assets are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses.

Intangible assets acquired from third parties have an estimated useful life as follows (in years):

Software: 3 years

Trademarks and patents: 5 years

Certification ISO Standards: 3 years

Useful lives and amortization methods are reviewed every year as required by IAS 38.

Estimates

To value acquired intangible assets, valuation techniques generally accepted in the market are applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

b) Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalized if it can be demonstrated that:

-	It is technically feasible to develop the product for it to be sold;

-	Adequate resources are available to complete the development;

-	There is an intention to complete and sell the product;

-	The Group is able to sell the product;

-	Sale of the product will generate future economic benefits; and

-	Expenditure on the project can be measured reliably.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statement of profit or loss and other comprehensive income as incurred (Note 8.3).

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed (Note 7.8).

Useful lives and amortization methods are reviewed every year as required by IAS 38.

The research and development process can be divided into several discrete steps or phases, which generally begin with discovery, validation and development and end with regulatory approval and commercial launch. The process for developing seed traits is relatively similar for both GM and non-GM traits. However, the two differ significantly in later phases of development. For example, obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for non-GM seeds. Although breeding programs and industrial biotechnology solutions may have shorter or simpler phases than those described below, the Group has used the industry consensus for seed-trait development phases to characterize its technology portfolios, which is generally divided into the following six phases:

i) Discovery: The first phase in the technology development process is the discovery or identification of candidate genes or genetic systems, metabolites, or microorganisms potentially capable of enhancing specified plant characteristics or enabling an agro-industrial biotech solution.

ii) Proof of concept: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to the proof of concept phase. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation.

iii) Early development: In this phase, field tests commenced in the proof of concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept.

iv) Advanced development and deregulation: In this phase, extensive field tests are used to demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. For solutions involving microbial fermentation, industrial-scale runs are conducted.

v) Pre-launch: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

vi) Product launch: In general, this phase, which is the last milestone of the research and development process, is carried out by the Group, the joint ventures and/or the Group’s technology licensees. When technology is commercialized through the joint ventures or technology licensees, a successful product launch will trigger royalty payments to the Group, which are generally calculated as a percentage of the net sales realized by the technology and captured upon commercialization.

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase because at this stage success is considered to be probable.

c) Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses in the same manner as intangible assets acquired separately.

Intangible assets acquired in a business combination have an estimated useful life as follows (in years):

Product development: 5 – 15 years

Trademarks: 20 years

Customer loyalty: 14 - 26 years

Estimates

To value intangible assets acquired from a business combination, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

4.12.  Investment properties

Investment properties shall be measured initially at its cost. The cost of a purchased investment property comprises its purchase price and any directly attributable expenditure. Directly attributable expenditure includes, for example, professional fees for legal services, property transfer taxes and other transaction costs.

In the measurement after initial recognition, the Group has chosen the cost model for all investment property.

4.13.  Borrowings

The Group measures its borrowings at initial recognition at fair value and, subsequently, are measured at amortized cost using the effective interest rate method.

Borrowing costs, either generic or specific, attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale (qualifying assets) are included in the cost of the assets until the moment that they are substantially ready for use or sale. Income earned on the temporary investments of funds generated in specific borrowings still pending use in the qualifying assets, are deducted from the total of financing costs potentially eligible for capitalization.

All other loan costs are recognized under financial costs, through profit and loss.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

4.14.  Convertibles notes

The Convertible notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity component was measured as the residual amount that results from deducting the fair value of the liability component from the initial carrying amount of the instrument. The fair value of the consideration of the liability component was measured first at the fair value of a similar liability (including any embedded non-equity derivative features, such as an issuer’s call option to redeem the bond early) that does not have any associated equity conversion option.

The Group considers that if the instrument meets the ‘fixed for fixed’ condition, as the strike price is pre-determined at inception and only varies over time, and it is therefore classified as equity. As regards to the mandatory conversion feature, as it is a contingent settlement provision, the Group decided to measure the liability component at initial recognition, based on its best estimate of the present value of the redemption amount and allocated the residual to the equity component.

4.15.  Employee benefits

Employee benefits are expected to be settled wholly within 12 months after the end of the reporting period and are presented as current liabilities.

The accounting policies related to incentive payments based on shares are detailed in Note 4.22.

4.16.  Provisions

The Group has recognized provisions for liabilities of uncertain timing or amount. The provision is measured at the best estimate of the expenditure required to settle the obligation at the end of the reporting period, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

4.17. Change in ownership interest in subsidiaries without change of control

Transactions with non-controlling interest that do not result in a loss of control are accounted for as equity transactions - i.e., as transactions with the owners in their capacity as owners. The recorded value corresponds to the difference between the fair value of the consideration paid and/or received and the relevant share acquired and/or transferred of the carrying value of the net assets of the subsidiary.

4.18. Revenue recognition

Revenue is recognized when control has been transferred to the buyer. Transfers of control vary depending on the individual terms of the sales contract. Revenues are recognized when control of the products has been transferred, which generally means that the products have been delivered to the customer and there is no unfulfilled obligation that could affect a customer’s acceptance of the products. Generally, acceptance occurs upon shipment or delivery, but ultimately depends on the terms of the underlying contracts. The customer is then invoiced at the agreed-upon price with the usual payment terms for each geographical region. Those payment terms do not contain a significant financing component.

The timing of performance sometimes differs from the timing that the associated consideration is received from the customer, thus resulting in the recognition of a contract asset or contract liability. We recognize a contract liability if the customer’s payment of consideration is received prior to completion of our related performance obligation.

As a part of our customary business practices, we offer a number of sales incentives to our customers, including volume discounts, retailer incentives, prepayment options and other product rebates. For all such contracts that include any variable consideration, we estimate the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method, depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Although determining the transaction price for consideration requires significant judgment, we have meaningful historical experience with incentives provided to customers and estimate the expected consideration in view of historical patterns of incentive payouts. These estimates are reassessed each reporting period.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

We also offer an assurance warranty, which gives customers a refund or exchange right in the case the delivered product does not conform to specifications. Replacement products are accounted for under the warranty guidance if the customer exchanges one product for another of the same type, quality, and price. We have significant experience with historical return patterns and use this experience to include returns in the estimate of transaction price.

With respect to services, we mainly provide R&D and seed treatment services. Revenue associated with services is recognized by reference to the stage of completion of the transaction at the end of the reporting period. Each of the services to be provided has a detailed work plan in which all activities to be rendered are listed. The stage of completion for services is determined in accordance with the execution of the performed tasks listed in the respective work plan. The level of execution of such services is provided by our technical experts, who provide information relating to the transfer of goods or services. We have no material revenue for services that cannot be reliably estimated.

Revenue for usage-based royalties relating to licensed intellectual property rights is recognized at the later of when the performance obligation is satisfied and when a sale or use occurs.

Typically, our average payment terms range from 130 to 160 days at a consolidated level. Longer terms may be granted in limited circumstances; however, the effects of such sales are not material to our consolidated financial statements. Those payment terms do not contain a significant financing component.

4.19. Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. Management elected this accounting policy because the Group determined it better shows the financial effect of government grants in the consolidated financial statements.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset.

The difference between the money obtained under government loans at subsidized rates and the carrying amount of those loans is treated as a government grant, in accordance with IAS 20.

4.20. Income tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on:

-	The initial recognition of goodwill;

-	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

-	Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the deferred tax liabilities / (assets) are settled / (recovered).

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

-	The same taxable entity within the Group, or

-	Different entities within the Group which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

4.21. Share-based payments

Certain executives and directors of the Group were granted incentives in the form of shares and options to purchase shares as consideration for services.

The cost of these share-based transactions is determined based on their fair value at the date upon which such incentives are granted using a valuation model that is appropriate in the circumstances.

This cost is recognized as an expense together with an increase in equity throughout the period in which the service or performance conditions are satisfied (i.e., the vesting period). The accumulated expense recorded in connection with these transactions at the end of each year until the vesting date reflects the time elapsed between the vesting period and Management’s best estimate of the number of equity instruments that will vest. The charge to income/loss for the period represents the variation in the accumulated expense recorded between the beginning and the end of the year.

Non-market related service and performance conditions are not taken into account when determining the grant date fair value of the equity instruments, but the probability that the conditions are fulfilled is assessed as part of Management’s best estimate of the number of equity instruments that will vest. Market-related performance conditions are reflected in the grant date fair value. Any other conditions related to equity-settled share-based payment transactions but without a service requirement are considered as non-vesting conditions. Non-vesting conditions are reflected in the fair value of the equity instruments and are charged to income/loss immediately unless there are service and/or performance conditions as well.

No amount is recognized for transactions that will not vest because non-market related performance conditions and/or service conditions were not satisfied. When transactions include market-related conditions or non-vesting conditions, the transactions are considered to be vested, irrespective of whether a market-related condition or the non-vesting condition is satisfied, provided that all the other performance and/or service conditions are met.

When the terms and conditions of an equity-settled share-based payment transaction are modified, the minimum expense recognized is the grant date fair value, unmodified, provided that the original terms have been complied with. An additional expense, measured at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

When the transaction is settled by the Group or by the counterparty, any remainder of the fair value is charged to income immediately.

The dilutive effect of current options is considered in the calculation of the diluted earnings per share.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Estimates

The estimate of the fair value of equity-settled share-based payment transactions requires a determination to be made of the most adequate option pricing model to apply depending on the terms and conditions of the arrangement. This estimate also requires a determination of those factors most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these transactions at the grant date applying the Black-Scholes formula adjusted to consider the possible dilutive effect of the future exercise of the share options granted on their estimated fair value at grant date, as established in paragraph B41 of IFRS 2. The hypotheses used for the estimate of the fair value of these transactions are disclosed in Note 16 and will not necessarily take place in the future.

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below.

Critical judgements

-	De facto control over BIOX Corp (Note 2).

Critical estimates

-	Impairment of goodwill (Notes 4.7).

-	Impairment testing of intangible assets not yet available for use or with indefinite useful lives.

-	Identification and fair value of identifiable intangible assets arising in acquisitions

6. ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Pro Farm Group, Inc

On July 12, 2022, BIOX announced the closing of the merger (the “Pro Farm Merger”) with Pro Farm Group, Inc. (formerly Marrone Bio Innovations Inc.), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated March 16, 2022, among us, BCS Merger Sub, Inc., a wholly owned subsidiary of BIOX, and Pro Farm Group, Inc. Upon the closing of the Pro Farm Merger, Pro Farm Group, Inc. became a wholly owned subsidiary of BIOX and each share of Pro Farm Group, Inc. common stock was exchanged for our ordinary shares at a fixed exchange ratio of 0.088.

Pro Farm Group, Inc. leads the movement to environmentally sustainable farming practices through the discovery, development and sale of innovative biological products for crop protection, crop health and crop nutrition. The company’s commercial products are sold globally and supported by more than 343 patents and patent applications. Pro Farm Group, Inc. develops novel, environmentally sound solutions for agriculture using proprietary technologies to isolate and screen naturally occurring microorganisms and plant extracts.

The combined company has a diverse customer base, product portfolio and geographic reach across a wide range of crops, positioned to serve the massive market opportunity emerging from the bio-reduction and replacement of chemical ag inputs. The merger combines our expertise in bio nutrition and seed care products with Pro Farm Group’s leadership in the development of biological crop protection and plant health solutions, creating a global leader in the development and commercialization of sustainable agricultural solutions.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The consideration of payment was measured at fair value, which was calculated as the sum of the acquisition-date fair values of the assets transferred, and the liabilities incurred.

Consideration of payment (amounts in thousands of dollars):

Shares issued	154,795
Assumed RSU & Stock options	1,620
Cash payment	29
Total consideration	156,444

Assets acquired and liabilities assumed (amounts in thousands of dollars):

Net assets incorporated
Cash and cash equivalents	4,402
Trade receivables	6,855
Other receivables	1,423
Inventories	11,183
Property, plant and equipment	12,607
Right of use assets, net	3,005
Intangible assets	17,766
Restricted cash	1,560
Other assets	683
Trade and other payables	(22,653)
Lease liabilities	(3,245)
Borrowings	(25,586)
Other liabilities	(857)
Revaluation of existing assets
Property, plant and equipment	494
Intangible assets	79,053
Deferred tax	(6,336)
Total net assets identified	80,354

Goodwill	76,090
Total consideration	156,444

Goodwill is not expected to be deductible for tax purposes.

The amounts of revenue and net profit of the acquiree since the merger date included in the consolidated statement of comprehensive income for the year ended June 30, 2023, were $42.3 million and $5.4 million, respectively.

The pro forma revenue and net profit of the combined entity for the year ended June 30, 2023 as though the date for the merger had been as of the beginning of the reporting period amount to $42.6 million and $3.1 million, respectively.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Syngenta Seedcare Agreement

On September 12, 2022, BIOX entered into a ten-year Exclusive Global Distribution Agreement with Syngenta Crop Protection AG (“Syngenta”), pursuant to which Syngenta will be the exclusive global distributor of certain of our biological solutions for seed care applications (the “Agreement”). Products included within the scope of the Agreement include nitrogen-fixing Rhizobia seed treatment solutions (inoculants), and other biological seed and soil treatment solutions. We have retained global rights for the use of products for HB4® crops; and, in the United States, Syngenta rights are non-exclusive for upstream applications. Pro Farm’s biological solutions are not included within the scope of the Agreement. On October 6, 2022, Syngenta made an upfront payment of $50 million as consideration under the Agreement. Concurrently with the Agreement, we entered into an R&D Collaboration Agreement and a Supply Agreement with Syngenta, which are discussed below.

The exclusive commercial collaboration is applicable for all countries, except for Argentina where both parties will continue to work under the existing framework. The Agreement is effective as of January 1, 2023, but its implementation was staggered as we continued distributing our products in certain countries during calendar year 2023. Syngenta will cover all operating expenses incurred in connection with marketing and sales in the exclusive territory.

In addition, concurrently with the Agreement, BIOX entered into a Supply Agreement with Syngenta, whereby we act as the exclusive supplier of the products under the Agreement. The manufactured products will be purchased by Syngenta at a price equivalent to the production cost plus a profit margin, to be agreed upon by the parties in compliance with applicable laws. Consequently, for purposes of complying with transfer pricing regulations, the price to be paid will be a price equivalent to market conditions for an exclusive supply agreement and Syngenta will determine the resale price for end-customers.

Further, BIOX entered into an R&D Collaboration Agreement that establishes a joint R&D program to accelerate the global development and registration of our products pipeline and new solutions for seed treatment, foliar and other applications. Except for “late development products” (as defined in the Agreement) which will be funded by us, funding of the R&D program will be shared between Syngenta and us, with Syngenta contributing up to 70% of the investment. The R&D Collaboration Agreement falls within the provisions of IFRS 11, as a joint operation agreement, based on the contractual rights and obligations of each party. We recognize our direct right to and share of any jointly held or incurred: assets, liabilities, revenues and expenses. The R&D activities relating to “late development products,” the cost of which will be funded by us, are within the scope of IFRS 15.

In accordance with IFRS 15, we have determined three performance obligations which are distinct from each other: (i) licensing of intellectual property rights; (ii) manufacturing; and (iii) R&D services. The license, the manufacturing and R&D services are not inputs to a combined item and they are separately identifiable. Syngenta can benefit from the license together with readily available resources other than the manufacturing and R&D services. The manufacturing process used to produce the products and R&D services are not unique or specialized and several other entities can also manufacture the product and provide the services to Syngenta.

(i) Licensing of biological intellectual property rights

We identified a right to use license of intellectual property rights, which relates to biological products, such as patents, inventions, information, data (including registration data), know-how, among others. The license granted has significant independent functionality and it is not expected that we will undertake activities that significantly affect the intellectual property to which Syngenta has rights, and Syngenta will benefit from such intellectual property rights, as available, from the effective date.

To determine the suitable method for estimating the standalone selling price of the license, we considered that the license has no observable price. Therefore, we determined that the residual approach should be applied as the standalone selling price for the license is highly uncertain. We have not yet licensed such rights to other third parties and have not yet established a price for such license. The residual approach involves estimating a standalone selling price for the remaining goods or services by deducting from the total transaction price the sum of the estimated or observable standalone selling prices of other goods and services in the contract. The standalone selling price for the license was estimated based on the residual approach given that the remaining good and services in the Agreement are sold at estimated or observable standalone selling prices.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Furthermore, the intellectual property license, pursuant to which we have assigned the right of use intellectual property rights, has a variable consideration component, which is calculated as 30% to 50% (depending on the years and territories) of the gross margin (calculated as revenue that Syngenta obtains from the commercialization of biological products, less the cost of sale of such biological products).

The transaction price includes fixed and variable consideration components. The fixed consideration amounts to $48.6 million (from the upfront fee mentioned above) and relates to the stand-alone selling price of the license, and the variable consideration corresponds to 30% to 50% of the gross profits from the sale of licensed products.

As a right-of-use license, revenue is recognized when Syngenta has the right to use and benefit from such license. The amount of the upfront fee calculated in consideration for the transfer of the promised license was recognized according to the relevant territories. $32.9 million was recognized as revenue in January 2023 relating to the countries where Syngenta may use the license for existing products, and $15.7 million related to the remaining territories was recognized as revenue in January 2024. We estimated the split based on gross margin projections for the products in the relevant territories.

For the variable consideration component, we will apply the exception for sales-based royalties. Sales-based royalties are recognized when the sale occurs. We use information periodically provided by Syngenta for our estimates.

(ii) Manufacturing

This performance obligation is satisfied at a point in time when control of the products is transferred to Syngenta. This performance obligation includes the right to use the commercial name of the products and is remunerated as part of the sale of such products. Syngenta may only use our trademark when selling our products pursuant to the Exclusive Global Distribution Agreement.

(iii) R&D Services

We recognize revenue by reference to the stage of completion of R&D services at the end of the reporting period that is determined by our staff and is previously agreed with Syngenta. The stage of completion for services is determined according to the execution of the performed tasks listed in the respective service work plan. Each service has a detailed technical work plan which lists all activities and tasks to be performed.

The Agreement has a “Clawback” clause, pursuant to which we shall pay a penalty to Syngenta, in the event of certain breaches or events. The termination events that would trigger the payment of a penalty are under our control as they relate to our unilateral decision to terminate the Exclusive Global Distribution Agreement or a decision to sell our biological products business. Considering that there is no past event that would trigger the recognition of a liability, and that such decisions are under our control, no accounting impact has been recognized for such clauses.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Natal Agro S.R.L.

On June 10, 2024, we acquired a controlling interest in Natal Agro S.R.L (“Natal”), an Argentine company that breeds and develops corn varieties. The interest acquired is represented by a total of 116,225 shares of AR$ 10 nominal value each, representing 51% of equity and voting interest.

The consideration for the acquisition was $0.22 million in cash and the commitment to carrying out, at our own expense, the regulatory activities for HB4 corn to obtain authorization for its commercialization in Argentina, and the regulatory activities for HB4 corn in Brazil, once the commercialization strategy of HB4 corn in Brazil has been defined by the Company.

Fair value of the consideration of payment

Cash payment	215,415
Regulatory activities	727,985
Total consideration	943,400

The consideration of payment was measured at fair value, which was calculated as the sum of cash paid and the acquisition-date fair values of the regulatory services to be provided. The fair values measured were based on discounting future cash flow using market discount rates. The difference between fair value and nominal value of consideration will be recognized as finance cost over the period the consideration will be paid.

Assets acquired, liabilities assumed, and non-controlling interest recognized

Cash and cash equivalents	252,923
Other financial assets	73,950
Trade receivables	596,463
Other receivables	288,861
Income and minimum presumed recoverable income taxes	19,998
Inventories	4,031,412
Property, plant and equipment	816,576
Intangible assets	2,217,985
Right of use asset	168,988
Trade and other payables	(2,302,332)
Borrowings	(743,279)
Employee benefits and social security	(23,346)
Deferred revenue and advances from customers	(2,515)
Provisions	(355,898)
Lease liabilities	(168,988)
Deferred tax liabilities	(996,824)
Total net assets identified	3,873,974
Non-controlling interest	(1,898,247)

Gain from a bargain purchase	(1,032,327)
Total consideration	943,400

The business combination was executed in a context of financial setbacks faced by the acquired company. To address these, in addition to the initial cash payment, Bioceres has committed to providing a working capital loan of up to $3 million to help alleviate the financial strain.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Bioceres will also provide regulatory services related to its proprietary technologies, which will enable strategic business development for Natal and create a new product pipeline leveraging Bioceres’ technology. Specifically, Bioceres has agreed to grant Natal an exclusive license for certain technologies to be applied to corn, with Natal committing to pay 15% of the revenues generated from this technology.

Intragroup reorganization

On August 18, 2021, the Board of Directors of the Company approved an intragroup reorganization (the “Reorganization”) involving the Company and several other entities within the Bioceres Group. The reorganization was executed through a series of steps referred to as the “Steps Plan Bioceres S.A. Reorganization” (the “Steps Plan”).

Bioceres Group PLC (“PLC” or “the company”) is a public limited company incorporated, domiciled, and registered in England and Wales under the “Companies Act 2006” created on April 3, 2021 as a wholly owned subsidiary of Bioceres S.A. The primary activity of PLC is investing in biotechnology-related projects and assets, as well as technologies associated with the food, agriculture, and health industries. (“Step 1 SPA”). As part of the Steps Plan, on August 18, 2021, Bioceres S.A (“BSA”) and the company entered into a share purchase agreement pursuant to which the Company purchased from Bioceres S.A (“Step 2 SPA”) the following businesses:

Name of Company	Percentage of total issued share capital of the relevant Company
Bioceres Tech Services LLC	100%
BG Farming Technologies Limited	80%
Heritas Corp.	40%

The consideration for the Step 2 SPA was $11,272,920, to be paid in three years after the signing date (i.e., August 18, 2021) with an annual interest rate of 5.5% (“Step 2 Loan”).

On August 25, 2021, the company and THEO I SCSp, a special limited partnership incorporated in the Grand Duchy of Luxembourg, 100% owned by the Company (“Theo”), entered into a share purchase agreement pursuant to which Theo purchase from the company (“Step 3 SPA”) the following businesses:

Name of Company	Percentage of total issued share capital of the relevant Company	Allocated Consideration
BG Farming Technologies Limited	80%	2,300,000 units
Heritas Corp.	40%	128,497 units

The acquisition was completed through the issuance of interest in Theo (Units) representing an amount of $ 2,431,600.

On September 2, 2021, Bioceres LLC (“LLC”) and the company entered into a share purchase agreement pursuant to which the company purchased from LLC (the “Step 4 SPA”) 24.9% of equity interest of Bioceres S.A., valued at $52,134,723, and assumed financial liabilities for $32,097,525. The difference between the value of the business acquired and liabilities assumed of $20,037,198, is to be paid in three years as from the signing date (i.e., September 2, 2021) with an annual interest rate of 5.5% (“Step 4 Loan”)-

On October 4, 2021, Bioceres LLC (“LLC”) and the Company entered into a share purchase agreement pursuant to which the Company purchased from LLC (the “Step 4 SPA”) 1,000,000 shares of Bioceres Crop Solutions Corp. The consideration for the Step 4 SPA was $13,310,000, to be paid in three years after the signing date (i.e., October 4, 2021) with an annual interest rate of 5.5%.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

On October 4, 2021, the Company and THEO I SCSp, entered into an agreement (the “Subscription Agreement”) in which the company subscribes to Units in kind for a total amount equal to 1,000,000 ordinary shares of Bioceres Crop Solutions Corp. The consideration for the Step 4 SPA was $13,301,000.

As part of the reorganization, Bioceres Group offered to exchange the entire issued share capital of Bioceres S.A. on a 1 to 1 share exchange for PLC shares (“the exchange”) for a period of one year commencing on January 1, 2022.

As a result of the exchange, as of June 30, 2022, Bioceres Group held 16,148,562 shares of common stock with a face value of AR$ 1 representing approximately 54.83% of the issued share capital of Bioceres S.A. As of that date, Bioceres Group acquired control of Bioceres S.A. As of June 30, 2024 and 2023 the Company held an equity interest of 79,72% and 73.47% respectively on Bioceres S.A.

Accounting Treatment

The transaction is an intragroup reorganization between Bioceres S.A. (the originator), Bioceres Group PLC and other companies within the same economic group, performed in a series of steps, as described above.

The ultimate objective of the Reorganization is that Bioceres PLC, a newly created entity as detailed in Step 1 above, takes control of Bioceres S.A. and its subsidiaries, including the acquisition of certain other businesses (Step 3 above).

The shareholders of Bioceres S.A. prior to the Reorganizations, as well as those of PLC are predominantly individuals who did not, and do not, individually or collectively, have control over those entities. Consequently, there was no ultimate controlling party in Bioceres S.A. before the Reorganization or in PLC after it.

Through the Exchange explained above, PLC, becomes the parent company of the group (“TopCo”), no new shareholders were incorporated in such exchange.

Given that there is no controlling party over Bioceres S.A. and PLC before and after the Reorganization, respectively: such transaction does not meet the definition of a Business Combination Under Common Control, as it is not a business combination in which all combining entities are ultimately controlled by the same party or parties, both before and after the business combination.

It is important to note that, although the Exchange was not contractually committed, the substance and economic intent of the transaction was to place PLC at the top of the existing group structure, as occurred in June 2022. There is no specific guidance in IFRS 3 when a new entity, is placed on top of an existing group as a result of a corporate reorganization, where there is no economic substance or results passed on to third parties in the corporate transactions carried out, and the TopCo is not controlled by one or more shareholders. Therefore, management needs to apply judgment to develop an accounting policy that provides relevant and reliable information in accordance with IAS 8.

●	Management determined that the Reorganization should be accounted for using the predecessor accounting, explained in Note 4.6.

●	The Company is reflecting the operations of Bioceres S.A in its consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended June 30. 2022, reflecting the corresponding non-controlling interest for such period.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

7. INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1 Cash and cash equivalents

	06/30/2024	06/30/2023

Cash at bank and on hand	27,210,070	48,418,060
Mutual funds	25,784,795	846,960
	52,994,865	49,265,020

7.2 Other financial assets

	06/30/2024	06/30/2023
Current
Restricted short-term deposits	-	212,703
Investments at fair value	2,191,286	-
US Treasury bills	-	9,163,298
Mutual funds	6,658,805	7,594,276
Other investments	5,817,516	2,858,737
	14,667,607	19,829,014

Non-current
Mutual funds	190,080	274
Investments at fair value	437	1,552
	190,517	1,826

The book value is reasonably approximate to the fair value given its short-term nature.

7.3 Trade receivables

	06/30/2024	06/30/2023
Current
Trade debtors	205,490,518	160,761,923
Allowance for impairment of trade debtors (Note 7.17)	(7,050,280)	(7,425,604)
Shareholders and other related parties (Note 17)	37	-
Allowance for credit notes to be issued	(2,905,624)	(3,694,019)
Trade debtors - Joint ventures and associates (Note 17)	2,176,622	1,743,245
Deferred checks	11,295,922	7,991,237
	209,007,195	159,376,782

The book value is reasonably approximate to the fair value given its short-term nature.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

7.4 Other receivables

	06/30/2024	06/30/2023
Current
Taxes	5,475,685	6,561,545
Insurance to be accrued	1,595,319	1,302,856
Other receivables - Joint ventures and associates (Note 17)	12,162,870	16,508,303
Prepayments to suppliers	7,236,905	10,989,935
Shareholders and other related parties (Note 17)	47,348	19,049
Government grants receivable	608	2,160
Reimbursements over exports	-	10,558
Prepaid expenses and other receivables	3,736,808	61,686
Loans receivables	1,800,572	68,274
Miscellaneous	2,601,268	2,673,090
	34,657,383	38,197,456

Non-current
Taxes	752,045	617,107
Expenses paid in advance	-	152,315
Other receivables	230,000	-
Reimbursements over exports	1,461,042	1,290,213
Other receivables - Joint ventures and associates (Note 17)	25,423,142	5,963,088
Miscellaneous	20,805	-
	27,887,034	8,022,723

The book value of financial assets is reasonably approximate to the fair value given its short-term nature.

7.5 Inventories

	06/30/2024	06/30/2023

Seeds	5,967,231	1,542,159
Resale products	53,788,333	58,544,931
Manufactured products	26,081,250	25,881,761
Goods in transit	5,618,540	3,620,606
Supplies	22,546,093	24,903,828
Agricultural products	15,015,884	28,436,830
Allowance for obsolescence (Note 7.17)	(3,087,563)	(2,492,499)
	125,929,768	140,437,616

Net of agricultural products	110,913,884	112,000,786

The roll-forward of allowance for obsolescence is in Note 7.18. Inventories recognized as an expense during the years ended June 30, 2024 and 2023 amounted to $255.6 and $200.2 million respectively. Those expenses were included in cost of sales.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

7.6 Biological assets

Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	-	-	87,785	59,057	-	146,842
Initial recognition and changes in the fair value of biological assets at the point of harvest	(352,199)	(32,674)	231,526	106,605	996	(45,746)
Costs incurred during the year	1,423,732	792,235	220,679	73,452	137,680	2,647,778
Decrease due to harvest/disposals	(1,071,533)	(759,561)	(319,308)	(165,662)	(138,676)	(2,454,740)
Year ended June 30, 2024	-	-	220,682	73,452	-	294,134

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	-	-	44,413	12,900	-	57,313
Initial recognition and changes in the fair value of biological assets at the point of harvest	147,553	55,348	191,481	159,996	56,176	610,554
Costs incurred during the year	986,505	721,294	477,102	185,360	83,651	2,453,912
Decrease due to harvest/disposals	(1,134,058)	(776,642)	(625,211)	(299,199)	(139,827)	(2,974,937)
Year ended June 30, 2023	-	-	87,785	59,057	-	146,842

7.7 Property, plant and equipment

Property, plant and equipment as of June 30, 2024 and 2023, included the following:

Class	Net carrying amount 06/30/2023	Additions	Reclassification from Investment properties	Disposals	Depreciation of the year	Foreign currency translation	Loss of control (*)	Net carrying amount 06/30/2024
Research instruments	66,131	-	-	-	-	-	(66,131)	-
Office equipment	360,575	238,679	-	-	(81,507)	(13,324)	(473)	503,950
Vehicles	2,053,263	1,077,988	-	(1,677)	(908,040)	(775)	(28,132)	2,192,627
Equipment and computer software	198,364	725,706	-	(8,184)	(354,379)	(27,650)	(5,041)	528,816
Fixtures and fittings	2,925,032	731,699	-	6,295	(812,810)	(1,663)	(43,477)	2,805,076
Machinery and equipment	14,586,768	5,460,655	-	(154,492)	(2,661,097)	(409,769)	(99,423)	16,722,642
Land and buildings	36,211,957	1,835,054	3,222,044	53,217	(982,165)	(595,040)	-	39,745,067
Buildings in progress	11,757,249	683,406	-	(106,421)	-	(207,757)	(12,221)	12,114,256
Total	68,159,339	10,753,187	3,222,044	(211,262)	(5,799,998)	(1,255,978)	(254,898)	74,612,434

(**)	USD (254,898) correspond to the loss of control of Inmet S.A.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Class	Net carrying amount 06/30/2022	Additions	Transfers	Disposals	Depreciation of the year	Foreign currency translation	Revaluation	Net carrying amount 06/30/2023
Research instruments	33,841	60,449	-	-	(29,908)	1,749	-	66,131
Office equipment	289,294	57,835	80,421	(520)	(72,226)	5,771	-	360,575
Vehicles	2,693,397	353,886	-	(20,260)	(969,256)	(4,504)	-	2,053,263
Equipment and computer software	260,325	127,258	-	(21,127)	(171,954)	3,862	-	198,364
Fixtures and fittings	3,546,942	99,967	18,581	-	(742,647)	2,189	-	2,925,032
Machinery and equipment	5,963,428	10,581,626	-	(30,555)	(2,015,838)	88,107	-	14,586,768
Land and buildings	34,240,388	4,754,234	67,163	-	(937,098)	73,076	(1,985,806)	36,211,957
Buildings in progress	3,154,393	8,483,401	(166,165)	-	-	285,620	-	11,757,249
Total	50,182,008	24,518,656	-	(72,462)	(4,938,927)	455,870	(1,985,806)	68,159,339

The depreciation charge is included in Notes 8.3 and 8.4. The Group has no commitments to purchase property, plant and equipment items.

Revaluation of property, plant and equipment

The Group updates frequently their assessment of the fair value of its land and buildings taking into account the most recent independent valuations and market data. Last valuations were performed as of June 30, 2023. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 2 or 3 depending on the methodology used.

The following are the carrying amounts that would have been recognized if land and building were stated at cost.

	Value at cost
Class of property	06/30/2024	06/30/2023
Land and buildings	27,876,636	21,161,294

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

7.8 Intangible assets

Intangible assets as of June 30, 2024 and 2023 included the following:

Class	Net carrying amount 06/30/2023	Additions	Additions from business combinations/ (disposals from loss of control)(*)	Transfers/ Disposals	Amortization of the year	Foreign currency translation	Net carrying amount 06/30/2024
Seed and integrated products
Alfalfa Genuity Har Xstra	419,061	-	-	-	-	18,968	438,029
Bacillus-PHAs	1,089,536	-	(1,089,536)	-	-	-	-
HB4 soy and breeding program	31,679,114	5,987,247	-	-	(2,091,992)	-	35,574,369
Integrated seed products	2,841,008	-	-	-	(191,559)	32,377	2,681,826
Crop nutrition
Microbiological products	37,295,460	-	-	7,610,115	(3,718,326)	-	41,187,249
Microbiological products in progress	12,213,341	5,869,084	-	(7,610,115)	-	(19,449)	10,452,861
Other intangible assets						-
Trademarks and patents	51,933,444	44,073	-	-	(670,514)	9,857	51,316,860
Trademarks and patents with indefinite useful life	7,827,309	-	2,217,985	-	-	-	10,045,294
Software	1,638,752	585,313	-	276,128	(1,369,379)	(11,320)	1,119,494
Software in progress	349,171	507,685	-	(276,128)	-	-	580,728
Customer loyalty	23,006,023	-	-	-	(4,071,453)	-	18,934,570
RG/RS/OX Wheat	5,000,000	-	-	-	-	-	5,000,000
Total	175,292,219	12,993,402	1,128,449	-	(12,113,223)	30,433	177,331,280

(*)	USD 1,089,768 correspond to the loss of control of Inmet S.A.

Class	Net carrying amount 06/30/2022	Additions	Additions from business combinations/ Disposals from loss of control	Transfers/ Disposals	Amortization of the year	Foreign currency translation	Net carrying amount 06/30/2023
Seed and integrated products
Alfalfa Genuity Har Xstra	398,468	-	-	-	-	20,593	419,061
Bacillus-PHAs	920,991	120,949	-	-	-	47,596	1,089,536
HB4 soy and breeding program	29,803,610	3,585,694	-	-	(1,710,190)	-	31,679,114
Integrated seed products	3,148,037	-	-	-	(345,682)	38,653	2,841,008
Crop nutrition
Microbiological products	558,027	128,161	39,613,280	62,785	(3,073,154)	6,361	37,295,460
Microbiological products in progress	5,234,321	7,037,549	-	(62,785)	-	4,256	12,213,341
Other intangible assets
Trademarks and patents	3,439,732	49,748	52,420,441	-	(3,976,477)	-	51,933,444
Trademarks and patents with indefinite useful life	7,827,309	-	-	-	-	-	7,827,309
Software	3,682,805	105,229	(1,598,930)	29,868	(582,064)	1,844	1,638,752
Software in progress	84,343	294,696	-	(29,868)	-	-	349,171
Customer loyalty	22,537,803	-	1,785,237	-	(1,317,017)	-	23,006,023
RG/RS/OX Wheat	5,000,000	-	-	-	-	-	5,000,000
Total	82,635,446	11,322,026	92,220,028	-	(11,004,584)	119,303	175,292,219

The amortization charge is included in Notes 8.3 and 8.4.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

There are no intangibles assets whose use has been restricted or which have been delivered as a guarantee. The Group has not assumed any commitments to acquire new intangibles.

Estimates

There is an inherent material uncertainty related to Management’s estimation of the ability of the Group to recover the carrying amounts of internally generated intangible assets related to biotechnology projects because it is dependent upon Group’s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

Management’s estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flow projections. Therefore, the Consolidated financial statements do not include any adjustments that would result if the Group were unable to recover the carrying amount of the above-mentioned assets through the generation of enough future economic benefits.

7.9 Goodwill

	06/30/2024	06/30/2023

Rizobacter Argentina S.A.	28,080,271	28,080,271
Bioceres Crops S.A.	7,523,322	7,523,322
Insumos Agroquímicos S.A.	470,090	470,090
Pro Farm Group	76,089,749	76,089,749
	112,163,432	112,163,432

The Group is required to test whether goodwill has suffered any impairment on an annual basis. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

Rizobacter CGU. This CGU is composed of all revenues collected through Rizobacter from the production and sale of proprietary and third-party products, both in the domestic and international markets. Additionally, Rizobacter generates revenue from the formulation, fragmentation and resale of third-party products.

Bioceres Crops CGU. This CGU is composed of the expected revenues from the commercialization of intensive R&D products that previously were allocated on the equity participation.

Insuagro CGU. This CGU is composed of all revenues collected through Insuagro from the production and sale of proprietary and third-party products, both in the domestic markets.

Pro Farm Group Inc CGU. This CGU is composed of all revenues collected through Pro Farm from the production and sale of proprietary and third-party products, both in the domestic and international markets.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Management has made the estimates considering the cash flow projections projected by the management and third-party valuation reports on the assets, intangible assets and liabilities assumed. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate

The discount rate used ranges was 15.30 % for Rizobacter, Bioceres Crops, and Insuagro and 9.9 % for Pro Farm.

The weighted average cost of capital (“WACC”) rate has been estimated based on the market capital structure. For the cost of debt, the indebtedness cost of the CGUs was used.

For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).

The value assigned is consistent with external sources of information.

Budgeted market share of joint ventures and other customers

The projected revenue from the products and services of the CGUs has been estimated by the management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The value assigned is consistent with external sources of information.

Budgeted product prices

The prices estimated in the revenue projections are based on current and projected market prices for the products and services of the CGUs.

The value assigned is consistent with external sources of information.

Growth rate used to extrapolate future cash flow projections to terminal period	The growth rate used to extrapolate the future cash flow projections to terminal period is 2%. The value assigned is consistent with external sources of information.

Management believes that any reasonably possible change in any of these key assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

7.10 Investment properties

	06/30/2024	06/30/2023

Investment properties	560,783	3,589,749
	560,783	3,589,749

The decrease for the year is attributed to the reclassification of an investment property to Property, Plant, and Equipment for operational use.

The book value of the investment property does not differ significantly from its fair value.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

7.11  Trade and other payables

	06/30/2024	06/30/2023
Current
Trade creditors	108,922,112	104,947,888
Shareholders and other related parties (Note 17)	37,985	35,292
Trade creditors - Joint ventures and associates (Note 17)	52,778,206	41,479,606
Taxes	5,877,930	3,579,193
Miscellaneous	1,321,303	1,478,325
	168,937,536	151,520,304

The book value of financial liabilities is reasonably approximate to the fair value given its short-term nature.

7.12  Borrowings

	06/30/2024	06/30/2023
Current
Bank borrowings	94,711,273	68,600,458
Corporate bonds	42,035,925	35,547,510
Net loans payables- Joint ventures and associates (Note 17)	1,860,058	1,854,680
Financial borrowings	95,903,495	73,997,959
	234,510,751	180,000,607

Non-current
Bank borrowings	17,033,059	-
Corporate bonds	25,071,823	50,007,680
Financial borrowings	85,143,423	91,774,754
Other finance debt	-	10,663,266
	127,248,305	152,445,700

The carrying value of some borrowings as of June 30, 2024 and 2023, are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

Bioceres SA is the guarantor of the stock purchase agreement signed on October 28, 2022, between Theo I SCSp and DRACO I LATAM SPC LTD, as well as the subsequent credit line agreement signed on December 11, 2023, which are included in the investment in Theo I SCSp, as indicated in Note 11.

	06/30/2024		06/30/2023
	Amortized Cost	Fair value	Amortized Cost	Fair value
Current
Bank borrowings	94,711,273	93,301,194	68,600,458	64,505,601
Corporate bonds	42,035,925	41,492,963	35,547,510	34,725,828
Financial borrowings	95,903,495	95,480,681	73,997,959	73,795,070

Non current
Bank borrowings	17,033,059	12,206,794	-	-
Corporate bonds	25,071,823	23,845,583	50,007,680	47,014,542
Financial borrowings	85,143,423	81,120,125	91,774,754	90,644,569

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

7.13 Secured Notes

Secured Guaranteed Notes

The Secured Guaranteed Notes due 2026 mature 48 months after the issue date and bear interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date and 14.0% from 37 through 48 months after the issue date. Interest is payable semi-annually. The Secured Guaranteed Notes due 2026 have no conversion rights into our ordinary shares.

The carrying value the Secured Guaranteed Notes as of June 30, 2024 are measured at amortized cost. Its fair value based on discounted cash flows, using a fair interest rate, would amount to $25.7 million.

Secured Convertible Guaranteed Notes

The Secured Guaranteed Convertible Notes were issued for a total principal amount of $55 million. The notes have a 4- year maturity and accrue interest at an annual interest rate of 9%, of which 5% is payable in cash and 4% in-kind. At any time up to maturity the note holders might opt to convert the outstanding principal amount into common shares of BIOX at a strike price of $18 per share. BIOX can repurchase the notes voluntarily 30 months after the issue date.

At inception, the fair value of the liability component of the Secured Convertible Guaranteed Notes was measured using a discount rate of 13.57%.

The carrying value the Secured Convertible Guaranteed Notes as of June 30, 2024 are measured at amortized cost. Its fair value based on discounted cash flows, using a fair interest rate, would amount to $53.4 million.

Under the terms of the Secured Convertible Guaranteed Notes, the Group is in compliance with covenants.

7.14 Employee benefits and social security

	06/30/2024	06/30/2023
Current
Salaries, accrued incentives, vacations and social security	7,280,129	9,660,531
Key management personnel (Note 17)	226,702	290,331
	7,506,831	9,950,862

The book value is reasonably approximate to the fair value given its short-term nature.

7.15 Deferred revenue and advances from customers

	06/30/2024	06/30/2023
Current
Advances from customers	3,335,740	9,233,766
Deferred revenue (Note 6)	589,061	15,659,630
	3,924,801	24,893,396
Non current
Advances from customers	52,511	620,893
Deferred revenue (Note 6)	1,872,627	1,436,912
	1,925,138	2,057,805

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

7.16  Provisions

	06/30/2024	06/30/2023

Conditional payment Rizobacter SA	15,916,116	15,916,116
Provisions for contingencies	1,568,599	985,657
	17,484,715	16,901,773

The Group has recorded a provision for probable administrative, judicial and out-of-court proceedings that could arise in the ordinary course of business, based on a prudent criterion according to its professional advisors and on Management’s assessment of the best estimate of the amount of possible claims. These potential claims are not likely to have a material impact on the results of the Group’s operations, its cash flow or financial position.

Management considers that the objective evidence is not enough to determine the date of the eventual cash outflow due to a lack of experience in any similar cases. However, the provision was classified under current or non-current liabilities, applying the best prudent criterion based on Management’s estimates.

There are no expected reimbursements related to the provisions.

In order to assess the need for provisions and disclosures in its consolidated financial statements, Management considers the following factors: (i) nature of the claim and potential level of damages in the jurisdiction in which the claim has been brought; (ii) the progress of the eventual case; (iii) the opinions or views of tax and legal advisers; (iv) experience in similar cases; and (v) any decision of the Group’s management as to how it will respond to the eventual claim.

Conditional payment Rizobacter S.A.

The Group agreed with certain sellers of Rizobacter, a contingent payment of $17.3 million (current value of $15.9 million) conditional on obtaining a favorable resolution that totally rejects the claim of the plaintiff in the nullity trials, file “Harnan Miguel, Marcos and Martina c /ac Mullen Jorge and others s/ Annulment Action”, file No. 76,806 and in the embargo, file “Harnan Miguel, Marcos and Martina c/ Mac Mullen Jorge and others s/ Precautionary Measures”, file No. 76,745. In said cause, 44% of the capital of Rizobacter Argentina S.A. is seized and 30% of the dividends that the taxed shares produce.

If the injunction is lifted, the Group will be required to pay within 12 months of notification, a contingent purchase price of $17.3 million to certain selling shareholders of Rizobacter.

7.17  Changes in allowances and provisions

Item	06/30/2023	Additions	Additions from business combination	Uses and reversals	Currency conversion difference	06/30/2024

DEDUCTED FROM ASSETS
Allowance for impairment of trade debtors	7,425,604	753,428	-	(777,558)	(351,194)	7,050,280
Allowance for obsolescence	2,492,499	586,515	-	(69,582)	78,131	3,087,563
Total deducted from assets	9,918,103	1,339,943	-	(847,140)	(273,063)	10,137,843

INCLUDED IN LIABILITIES
Provisions for contingencies	16,901,773	653,574	355,898	(393,073)	(33,457)	17,484,715
Total included in liabilities	16,901,773	653,574	355,898	(393,073)	(33,457)	17,484,715
Total	26,819,876	1,993,517	355,898	(1,240,213)	(306,520)	27,622,558

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Item	06/30/2022	Additions	Additions from business combination	Uses and reversals	Currency conversion difference	06/30/2023

DEDUCTED FROM ASSETS
Allowance for impairment of trade debtors	7,142,252	1,327,385	-	(1,797,648)	753,615	7,425,604
Allowance for obsolescence	1,104,750	1,066,777	531,232	(690,503)	480,243	2,492,499
Total deducted from assets	8,247,002	2,394,162	531,232	(2,488,151)	1,233,858	9,918,103

INCLUDED IN LIABILITIES
Provisions for contingencies	16,674,115	239,292	393,073	-	(404,707)	16,901,773
Total included in liabilities	16,674,115	239,292	393,073	-	(404,707)	16,901,773
Total	24,921,117	2,633,454	924,305	(2,488,151)	829,151	26,819,876

7.18 Government Grants

	06/30/2024	06/30/2023

At of the beginning of the year/inception	349,998	443,089
(Loss of control) / business combination (*)	(157,043)	-
Received during the year	-	9,825
Currency conversion difference	9,001	(9,407)
Released to the statement of profit or loss	(197,519)	(93,509)
At the end of the year	4,437	349,998

(*)	Correspond to the loss of control of Inmet S.A

8. INFORMATION ABOUT COMPONENT OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

8.1 Revenue from contracts with customers

	06/30/2024	06/30/2023	06/30/2022

Sale of goods and services	444,149,141	385,976,753	327,314,464
Royalties	986,602	1,247,567	1,995,584
Rendering of services with related parties	952,742	739,651	207,074
Right of use licenses	20,287,845	32,903,458	-
	466,376,330	420,867,429	329,517,122

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 17.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

8.2 Cost of sales

Item	06/30/2024	06/30/2023	06/30/2022
Inventories as of the beginning of the year	112,000,786	78,775,003	39,068,318
Business combination	4,020,771	11,182,602	-
Purchases of the year	249,648,267	233,465,488	229,990,487
Production costs	25,819,152	23,234,862	15,764,012
Foreign currency translation	(1,206,764)	806,903	2,323,554
Subtotal	390,282,212	347,464,858	287,146,371
Inventories as of the end of the year (*)	(110,913,884)	(112,000,786)	(78,775,003)
Cost of sales	279,368,328	235,464,072	208,371,368

(*)	Net of agricultural products

8.3 R&D classified by nature

	Research and development expenses
Item	06/30/2024	06/30/2023	06/30/2022
Amortization of intangible assets	5,923,389	4,804,768	2,348,822
Analysis and storage	5,302	52,660	31,214
Commissions and royalties	-	16,257	57,662
Import and export expenses	-	855	-
Depreciation of leased assets	-	68,321	36,426
Depreciation of property, plant and equipment	618,627	637,734	491,877
Freight and haulage	30,450	17,707	377
Employee benefits and social securities	4,727,340	4,781,678	2,003,216
Insurance	48,872	78,673	12,541
Energy and fuel	8,101	111,481	59,170
Maintenance	283,895	475,868	111,833
Supplies and materials	2,361,380	3,078,403	1,579,157
Licenses & Patents	67,188	181,264	178,659
Mobility and travel	205,741	245,875	145,730
Publicity and advertising	23,383	-	-
Systems expenses	29,026	31,410	5,833
Vehicles expenses	30,883	8,252	5,863
Share-based incentives	510,162	136,754	48,934
Surveillance expenses	-	11,145	13,460
Professional fees and outsourced services	1,325,361	550,585	204,081
Professional fees related parties	256,877	542,551	-
Office supplies	696,760	111,618	32,830
Miscellaneous	269,750	128	11,256
Total	17,422,487	15,943,987	7,378,941

	06/30/2024	06/30/2023	06/30/2022
R&D capitalized (Note 7.8)	11,856,331	10,753,047	5,149,684
R&D profit and loss	17,422,487	15,943,987	7,378,941
Total	29,278,818	26,697,034	12,528,625

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

8.4 Expenses classified by nature and function

Item	Production and services costs	Selling, general and administrative expenses	Total 06/30/2024
Amortization of intangible assets	239,545	5,950,289	6,189,834
Analysis and storage	598	160,133	160,731
Commissions and royalties	217,000	1,745,169	1,962,169
Import and export expenses	147,392	734,026	881,418
Depreciation of property, plant and equipment	3,018,014	2,163,357	5,181,371
Impairment of receivables	-	753,428	753,428
Freight and haulage	282,936	10,438,823	10,721,759
Logistics	644,974	1,392,386	2,037,360
Employee benefits and social securities	11,162,207	38,799,972	49,962,179
Taxes	285,791	14,442,557	14,728,348
Maintenance	2,074,352	1,666,524	3,740,876
Energy and fuel	997,066	514,422	1,511,488
Supplies and materials	1,031,386	3,520,386	4,551,772
Mobility and travel	143,046	4,391,952	4,534,998
Allowance for obsolescence	581,804	4,711	586,515
Publicity and advertising	233	5,065,506	5,065,739
Systems expenses	35,526	3,857,779	3,893,305
Vehicles expenses	59,764	925,186	984,950
Share-based incentives	-	8,781,821	8,781,821
Share-based incentives for employees	1,111,919	3,795,578	4,907,497
Surveillance expenses	368	468,090	468,458
Professional fees and outsourced services	189,090	9,131,891	9,320,981
Professional fees related parties (Note 17)	-	243,827	243,827
Office supplies	242,790	1,743,957	1,986,747
Insurance	199,109	2,133,572	2,332,681
Depreciation of leased assets	1,312,849	2,106,107	3,418,956
Contingencies	66,682	586,892	653,574
Environmental Impact Treatment	1,770,857	14,208	1,785,065
Miscellaneous	3,854	808,273	812,127
Total	25,819,152	126,340,822	152,159,974

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Item	Production and services costs	Selling, general and administrative expenses	Total 06/30/2023
Amortization of intangible assets	173,032	6,026,784	6,199,816
Analysis and storage	4,496	700,671	705,167
Commissions and royalties	127,771	1,396,750	1,524,521
Import and export expenses	150,402	794,561	944,963
Depreciation of property, plant and equipment	2,161,236	2,139,957	4,301,193
Impairment of receivables	-	1,327,385	1,327,385
Freight and haulage	1,176,141	8,685,111	9,861,252
Logistics	1,251,155	961,027	2,212,182
Employee benefits and social securities	10,033,252	39,593,472	49,626,724
Taxes	255,227	12,001,149	12,256,376
Maintenance	1,157,887	956,916	2,114,803
Energy and fuel	967,412	397,305	1,364,717
Supplies and materials	1,075,909	1,048,056	2,123,965
Mobility and travel	90,848	4,310,521	4,401,369
Allowance for obsolescence	1,012,788	53,989	1,066,777
Publicity and advertising	2,528	5,775,012	5,777,540
Systems expenses	11,556	3,158,735	3,170,291
Vehicles expenses	37,224	1,120,802	1,158,026
Share-based incentives	-	114,994	114,994
Based incentive stock	-	1,616,682	1,616,682
Share-based incentives for employees	-	1,661,672	1,661,672
Surveillance expenses	105,988	392,631	498,619
Professional fees and outsourced services	100,308	13,807,495	13,907,803
Professional fees related parties (Note 17)	-	196,101	196,101
Office supplies	229,500	976,350	1,205,850
Insurance	230,388	3,137,598	3,367,986
Licenses & Patents	-	37,015	37,015
Depreciation of leased assets	468,524	3,029,049	3,497,573
Contingencies	-	239,292	239,292
Environmental Impact Treatment	2,369,838	-	2,369,838
Miscellaneous	41,452	874,192	915,644
Total	23,234,862	116,531,274	139,766,136

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Item	Production and services costs	Selling, general and administrative expenses	Total 06/30/2022
Import and export expenses	241,301	851,384	1,092,685
Depreciation of property, plant and equipment	1,243,606	2,131,854	3,375,460
Freight and haulage	277,414	8,848,545	9,125,959
Employee benefits and social securities	7,756,683	24,290,768	32,047,451
Taxes	47,296	11,147,347	11,194,643
Supplies and materials	774,816	2,103,889	2,878,705
Systems expenses	1,002	1,916,997	1,917,999
Professional fees and outsourced services	62,097	11,296,699	11,358,796
Professional fees related parties (Note 14)	-	222,331	222,331
Office supplies	197,033	1,121,827	1,318,860
Insurance	99,001	1,669,271	1,768,272
Amortization of intangible assets	177,782	1,700,853	1,878,635
Depreciation of leased assets	249,230	971,882	1,221,112
Energy and fuel	555,066	53,146	608,212
Commissions and royalties	165,013	1,661,984	1,826,997
Contingencies	-	330,754	330,754
Impairment of receivables	-	1,598,042	1,598,042
Surveillance expenses	119,619	213,614	333,233
Vehicles expenses	29,810	797,345	827,155
Share-based incentives	-	725,674	725,674
Based incentive stock	-	733,551	733,551
Maintenance	899,790	732,361	1,632,151
Mobility and travel	60,326	2,503,444	2,563,770
Publicity and advertising	-	5,548,646	5,548,646
Allowance for obsolescence	849,641	-	849,641
Logistics	654,189	680,190	1,334,379
Environmental Impact Treatment	1,301,911	-	1,301,911
Miscellaneous	1,386	484,500	485,886
Total	15,764,012	84,336,898	100,100,910

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

8.5 Finance results

	06/30/2024	06/30/2023	06/30/2022
Financial cost
Interest expenses with related parties	135,485	-	-
Interest expenses	(35,783,901)	(30,569,478)	(19,689,635)
Financial commissions	(1,850,252)	(3,007,154)	(3,072,792)
	(37,498,668)	(33,576,632)	(22,762,427)
Other financial results
Exchange differences generated by assets	(7,519,875)	(19,758,444)	33,413,927
Exchange differences generated by liabilities	(20,499,620)	(3,886,408)	(51,206,853)
Changes in fair value of financial assets or liabilities and other financial results	(10,455,775)	(341,341)	5,436,247
Net gain of inflation effect on monetary items	28,730,804	10,311,437	565,780
	(9,744,466)	(13,674,756)	(11,790,899)

Total net financial cost	(47,243,134)	(47,251,388)	(34,553,326)

9. TAXATION

The balances of income tax recoverable and payable are as follows:

	06/30/2024	06/30/2023
Deferred tax assets
Tax Loss-Carry Forward	26,988,067	21,215,789
Others financial assets	813,780	1,336,260
Others	2,516,719	3,402,846
Royalties	764,888	723,082
Trade receivables	532,106	447,449
Allowances	942,587	1,213,899
Government grants	15,090	93,996
Total deferred tax assets	32,573,237	28,433,321

Deferred tax liabilities
Intangible assets	(28,444,095)	(29,117,986)
Property, plant and equipment depreciation	(14,608,912)	(13,678,341)
Inventories	(8,041,220)	(6,461,576)
Others financial assets	(464,404)	(2,154,504)
Right-of-use leased asset	(190,088)	(120,442)
Inflation tax adjustment	(302,456)	(1,131,895)
Others	(546,277)	(607,722)
Total deferred tax liabilities	(52,597,452)	(53,272,466)

Net deferred tax	(20,024,215)	(24,839,145)

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The roll forward of deferred tax assets and liabilities as of June 30, 2024, 2023, and 2022 are as follows:

	Balance 06/30/2023	Business combination / (loss) of control	Income tax provision	Conversion difference	Charge to OCI	Balance 06/30/2024
Deferred tax assets
Tax Loss-Carry Forward	21,215,789	(62,585)	7,752,424	(694,718)	(1,222,843)	26,988,067
Others financial assets	1,336,260	(2,299)	(423,116)	(97,065)	-	813,780
Trade receivables	447,449	-	214,734	(130,077)	-	532,106
Royalties	723,082	-	48,310	(6,504)	-	764,888
Allowances	1,213,899	-	(221,106)	(50,206)	-	942,587
Government grants	93,996	(39,261)	(42,199)	2,554	-	15,090
Others	3,402,846	765,384	(1,651,511)	-	-	2,516,719
Total deferred tax assets	28,433,321	661,239	5,677,536	(976,016)	(1,222,843)	32,573,237

Deferred tax liabilities
Intangible assets	(29,117,986)	(301,659)	867,636	107,914	-	(28,444,095)
Property, plant and equipment depreciation	(13,678,341)	(174,228)	(773,812)	17,469	-	(14,608,912)
Inventories	(6,461,576)	(939,250)	(640,394)	-	-	(8,041,220)
Others financial assets	(2,154,504)	-	1,690,100	-	-	(464,404)
Right-of-use leased asset	(120,442)	(115,495)	30,998	14,851	-	(190,088)
Inflation tax adjustment	(1,131,895)	10,732	827,211	(8,504)	-	(302,456)
Others	(607,722)	-	111,773	(50,328)	-	(546,277)
Total deferred tax liabilities	(53,272,466)	(1,519,900)	2,113,512	81,402	-	(52,597,452)

Net deferred tax	(24,839,145)	(858,661)	7,791,048	(894,614)	(1,222,843)	(20,024,215)

	Balance 06/30/2022	Additions for business combination	Income tax provision	Conversion difference	Charge to OCI	Transfer of deferred tax assets/liabilities	Balance 06/30/2023
Deferred tax assets
Tax Loss-Carry Forward	7,149,212	10,369,053	3,972,796	(222,491)	(23,244)	(29,537)	21,215,789
Others financial assets	2,039,957	-	(708,540)	1,127	-	3,716	1,336,260
Trade receivables	131,946	-	123,114	192,389	-	-	447,449
Royalties	5,766	-	200,979	(2,953)	-	519,290	723,082
Allowances	65,109	-	95,458	(30,543)	-	1,083,875	1,213,899
Government grants	59,489	-	15,081	(13,857)	-	33,283	93,996
Others	(3,028,455)	-	2,289,075	-	-	4,142,226	3,402,846
Total deferred tax assets	6,423,024	10,369,053	5,987,963	(76,328)	(23,244)	5,752,853	28,433,321

Deferred tax liabilities
Intangible assets	(13,814,403)	(16,601,120)	1,265,841	120,253	-	(88,557)	(29,117,986)
Property, plant and equipment depreciation	(14,198,236)	(103,650)	23,609	(70,746)	712,458	(41,776)	(13,678,341)
Inventories	(2,019,126)	-	(4,441,900)	576	-	(1,126)	(6,461,576)
Contingencies	1,053,272	-	-	-	-	(1,053,272)	-
Biological assets	(26,876)	-	-	-	-	26,876	-
Others financial assets	(404,718)	-	(1,749,786)	-	-	-	(2,154,504)
Right-of-use leased asset	(113,996)	-	(6,446)	-	-	-	(120,442)
Inflation tax adjustment	(3,774,606)	-	2,743,452	(70,718)	-	(30,023)	(1,131,895)
Others	4,178,750	-	(182,861)	-	-	(4,603,611)	(607,722)
Total deferred tax liabilities	(29,119,939)	(16,704,770)	(2,348,091)	(20,635)	712,458	(5,791,489)	(53,272,466)

Net deferred tax	(22,696,915)	(6,335,717)	3,639,872	(96,963)	689,214	(38,636)	(24,839,145)

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Group’s Argentine subsidiaries are the most significant source of profit or loss before tax, the following reconciliation has been prepared using the Argentine statutory tax rate:

	06/30/2024	06/30/2023	06/30/2022
(Loss) / earnings before income tax-rate	(27,958,152)	50,794,242	(2,962,114)
Income tax expense by applying tax rate in force in the respective countries	7,224,973	(7,628,367)	(10,985,247)
Share of profit or loss of subsidiaries, joint ventures and associates	(5,141,460)	12,645,224	6,443,174
Puttable instruments charge	-	(3,645)	(12,447)
Stock options charge	(1,366,999)	(586,774)	(75,581)
Allowance for unused tax loss	(94,189)	428,530	(562,713)
Mutual funds adjustments	27,560	-	-
Non-deductible expenses	(1,469,872)	(373,655)	(141,364)
Result of inflation effect on monetary items and other finance results	(5,113,890)	(7,872,801)	(12,071,690)
Tax inflation adjustment	4,278,344	5,916,143	(314,243)
Rate change adjustment (*)	118,060	(192,127)	171,355
Others	434,321	(4,162)	522,453
Income tax expenses	(1,103,152)	2,328,366	(17,026,303)

	06/30/2024	06/30/2023	06/30/2022
Current tax expense	(8,894,200)	(1,311,506)	(19,004,369)
Deferred tax	7,791,048	3,639,872	1,978,066
	(1,103,152)	2,328,366	(17,026,303)

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows:

Tax jurisdiction	Earning before income tax- rate	Weight average applicable tax rate	Income tax as of June 30, 2024
Low or null taxation jurisdictions	13,131,953	0.0%	-
Profit-making entities	32,251,706	32.2%	(10,370,389)
Loss-making entities	(73,341,811)	24.0%	17,595,362
	(27,958,152)		7,224,973

Tax jurisdiction	Earning before income tax- rate	Weight average applicable tax rate	Income tax as of June 30, 2023
Low or null taxation jurisdictions	30,921,548	0.0%	-
Profit-making entities	73,999,737	21.5%	(15,899,829)
Loss-making entities	(54,127,043)	15.3%	8,271,462
	50,794,242		(7,628,367)

Tax jurisdiction	Earning before income tax- rate	Weight average applicable tax rate	Income tax as of June 30, 2022
Low or null taxation jurisdictions	(10,954,972)	0.0%	-
Profit-making entities	34,020,753	36.5%	(12,415,073)
Loss-making entities	(26,027,895)	5.5%	1,429,826
	(2,962,114)		(10,985,247)

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30 2024, are as follows:

Fiscal year	Tax-Loss Carry forward	Tax-Loss	Prescription	Tax jurisdiction
2020	201,516	650,131	2025	Argentina
2020	47,040	223,999	2025	United States of America
2021	313,555	971,688	2026	Argentina
2021	278,187	1,080,844	2026	United States of America
2022	121,717	450,151	2027	Argentina
2022	225,154	1,072,159	2027	United States of America
2022	779,666	4,103,505	2027	United Kingdom
2023	545,425	1,711,001	2028	Argentina
2023	11,491,796	54,219,164	2028	United States of America
2023	1,116,065	5,874,028	2028	United Kingdom
2023	1,223,362	3,598,124	2028	Brasil
2024	1,991,395	6,374,558	2029	Argentina
2024	4,807,969	22,735,699	2029	United States of America
2024	772,001	4,063,161	2029	United Kingdom
2024	200,858	803,432	2029	France
2024	2,872,361	8,448,123	2029	Brasil
	26,988,067	116,379,767

The amount of tax losses for the fiscal year ended on June 30 2024, is an estimate of the amount to be presented in the tax return.

Estimates

There is an inherent material uncertainty related to management’s estimation of the ability of the Group to use the deferred tax assets (both carryforward of unused tax losses and deductible temporary differences) and the credit of minimum presumed income tax because their future utilization depends on the generation of enough future taxable income by the entities within the Group during the periods in which those temporary differences are deductible or when the unused tax losses can be used.

Based on the projections of future taxable income for the periods in which the deferred tax assets are deductible, the Group’s management estimates that, except for the part of deferred tax asset that were unrecognized, it is probable that the entities within the Group can utilize those deferred tax assets, which depends, among other factors, on the success of the current projects of agricultural biotechnology, the future market price of commodities and the market share of the entities within the Group.

The estimates of Management about the demonstrability of the recognition criteria for these deferred tax assets and their subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and the use of reasonable and supportable assumptions in the projections of future taxable income. Therefore, the consolidated financial statements do not include adjustments that could result if the entities within the Group would not be able to recover the deferred tax assets through the generation of enough future taxable income.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

10. EARNING PER SHARE

	06/30/2024	06/30/2023	06/30/2022
Numerator
Loss/Profit for the year (basic EPS)	(32,685,398)	40,435,923	(6,607,764)
Loss/Profit for the year (diluted EPS)	(32,685,398)	40,435,923	(6,607,764)
Denominator
Weighted average number of shares (basic EPS)	18,481,014	14,581,657	2,197,716
Weighted average number of shares (diluted EPS)	18,481,014	14,581,657	2,197,716

Basic loss/profit attributable to ordinary equity holders of the parent	(1.7686)	2.7731	(3.0067)
Diluted loss/profit attributable to ordinary equity holders of the parent	(1.7686)	2.7731	(3.0067)

The Group had no dilutive potential shares during these years.

11. INFORMATION ABOUT COMPONENTS OF EQUITY

Capital issued

The numbers of shares issued as of June 30, 2024, 2023, and 2022 is the following:

Year ended	Class	Number of Shares	Nominal Value	Subscribed capital
06/30/2022	Ordinary	10,371,228	£0,10	1,337,298	£1,037,123
06/30/2023	Ordinary	16,830,795	£0,10	2,096,534	£1,683,080
06/30/2024(*)	Ordinary	18,995,832	£0,10	2,371,453	£1,899,583

(*)	Of the total number of shares, 57.600 shares are held by Rizobacter Argentina S.A.

Year ended	Class	Number of Shares	Nominal Value	Amount payable per-share
06/30/2022	Redeemable preference	50,000	£1	£50,000
06/30/2023	Redeemable preference	50,000	£1	£50,000
06/30/2024	Redeemable preference	50,000	£1	£50,000

Holders of the ordinary shares are entitled to one vote for each ordinary share.

Non-controlling interests

The subsidiaries whose non-controlling interest is significant as of June 30, 2024 and 2023 are:

Name	06/30/2024	06/30/2023

Bioceres S.A.	20.28%	26.53%
Bioceres Crop Solutions	71.25%	72.67%

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Below is a detail of the summarized financial information of Bioceres S.A., prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

Bioceres SA

Summary financial statements:

	06/30/2024	06/30/2023

Current assets	37,499,373	37,022,845
Non-current assets	78,742,912	69,456,390
Total assets	116,242,285	106,479,235

Current liabilities	47,526,407	24,776,546
Non-current liabilities	14,689,742	30,094,495
Total liabilities	62,216,149	54,871,041

Total equity	54,026,136	51,608,194

Total liabilities and equity	116,242,285	106,479,235

Summary statements of comprehensive income or loss

	06/30/2024	06/30/2023

Revenues	1,422,707	1,074,655
Government grants	197,519	49,185
Gross margin	1,620,226	1,123,840

Research and development expenses	(239,446)	(175,737)
Selling, general and administrative expenses	(3,248,643)	(3,287,433)
Share of profit or loss of subsidiaries	(3,285,724)	5,287,879
Share of profit or loss of joint ventures and associates	(2,592)	(3,917)
Other income	11,126	249,372
Operating profit	(5,145,053)	3,194,004

Financial results	(1,128,752)	(4,327,324)
Profit before taxes	(6,273,805)	(1,133,320)

Income tax expense	471,416	(463,175)
Result for the year	(5,802,389)	(1,596,495)

Foreign exchange differences on translation of foreign operations	(3,865,328)	(5,182,181)
Revaluation of property, plant and equipment, net of tax	-	(434,390)
Total comprehensive result	(9,667,717)	(7,213,066)

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Bioceres Crop Solutions

Summary financial statements:

	06/30/2024	06/30/2023

Current assets	408,668,037	397,114,401
Non-current assets	441,960,310	420,944,757
Total assets	850,628,347	818,059,158

Current liabilities	329,505,846	298,712,534
Non-current liabilities	171,558,140	188,850,517
Total liabilities	501,063,986	487,563,051

Total equity	349,564,361	330,496,107

Total liabilities and equity	850,628,347	818,059,158

Summary statements of comprehensive income or loss

	06/30/2024	06/30/2023

Revenues	464,828,548	419,446,439
Initial recognition and changes in the fair value of biological assets at the point of harvest	(45,746)	610,554

Cost of sales	(278,221,812)	(235,457,053)
Changes in the net realizable value of agricultural products after harvest	(2,385,069)	(4,351,433)
Research and development expenses	(17,183,041)	(15,345,315)
Selling, general and administrative expenses	(123,690,910)	(113,002,747)
Share of profit or loss of joint ventures and associates	4,049,508	1,198,628
Other income or expenses, net	(2,530,882)	1,084,892
Operating profit	44,820,596	54,183,965

Financial results	(34,785,325)	(35,078,018)
Profit before taxes	10,035,271	19,105,947

Income tax	(3,778,615)	1,068,652
Result for the year	6,256,656	20,174,599

Foreign exchange differences on translation of foreign operations	(787,354)	631,500
Revaluation of property, plant and equipment, net of tax	-	(1,467,349)
Total comprehensive result	5,469,302	19,338,750

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

12. CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2024	06/30/2023	06/30/2022
Investment activities
Net assets acquisition by business combination (Note 6)	1,297,882	152,070,313	-
Investment in-kind in other related parties (Note 13)	2,409,244	1,163,384	1,580,556
Non-monetary contributions in joint ventures and associates	-	-	3,000
Changes in ownership interests in subsidiaries	-	-	39,892,864
Issuance of shares	267,600	759,236	2,836,565
Own shares held	(437,154)	-	-
Financed sale of property, plant and equipment	-	-	1,734,281
Capitalization of interest on buildings in progress	124,098	74,710	-
Right-of-use leased asset additions (Note 16)	-	3,154,950	-
Reclassification from Investment properties to property, plant and equipment	-	3,589,749	-
Sale of equity investee (Note 13)	(900,000)	(133,079)	-
	2,761,670	160,679,263	46,047,266
Financing activities
Capitalization of convertible notes	-	12,211,638	36,244,460
Acquisition of interest in subsidiaries by financed debts	6,417,912	81,965,022	-
Lease liabilities additions (Note 16)	-	(3,154,950)	-
	6,417,912	91,021,710	36,244,460

The Group has incorporated the assets and liabilities from Natal Agro S.R.L. and Pro Farm Group Inc mentioned in Note 6.

Disclosure of changes in liabilities arising from financing activities:

Financing activities	Borrowings	Consideration for acquisition	Convertible notes	Total
As of June 30, 2022	211,426,056	12,326,110	12,559,071	236,311,237
Proceeds	200,185,822	-	55,000,000	255,185,822
Payments	(35,308,664)	(3,148,617)	-	(38,457,281)
Conversion of Convertible Notes (Note 7.13)	-	-	(9,109,516)	(9,109,516)
Interest payment	(20,465,271)	-	(5,173,742)	(25,639,013)
Exchange differences, currency translation differences and other financial results	(23,391,636)	(4,617,570)	21,937,333	(6,071,873)
As of June 30, 2023	332,446,307	4,559,923	75,213,146	412,219,376
Proceeds	187,994,310	-	-	187,994,310
Payments	(142,866,725)	(2,912,171)	-	(145,778,896)
Financing for assets acquisitions	743,279	1,119,975	-	1,863,254
Interest payment	(32,631,369)	-	(4,172,328)	(36,803,697)
Exchange differences, currency translation differences and other financial results	16,073,254	3,809,240	9,768,868	29,651,362
As of June 30, 2024	361,759,056	6,576,967	80,809,686	449,145,709

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

13. JOINT VENTURES AND ASSOCIATES

Assets	06/30/2024	06/30/2023
Measured at equity value method
Synertech Industrias S.A.	39,749,850	36,026,710
Agrality Argentina S.A.	7,758,886	5,052,087
Agrality US Inc.	3,521,791	3,586,113
Agrality Seeds Inc.	4,812,389	4,936,857
SW Semillas S.A.	955	3,389
Moolec Science SA	-	3,395,241
Alfalfa Technologies S.R.L.	36,503	36,503
Inmet S.A	379,876	-
	56,260,250	53,036,900
Measured at Fair value
Theo I SCS	36,535,601	65,306,063
	36,535,601	65,306,063

Liabilities	06/30/2024	06/30/2023
Measured at equity value method
Trigall Genetics S.A.	296,455	622,823
	296,455	622,823

Changes in joint ventures investments and affiliates:

	06/30/2024	06/30/2023
As of the beginning	117,720,140	63,781,938
Non-monetary contributions (Note 12)	-	7,541,619
Changes in equity interest	9,958	(952,597)
Sale of equity investment	(900,000)	(133,079)
Reclassification of Moolec Science S.A.	(2,560,472)	-
Revaluation of property, plant and equipment	-	(184,630)
Share-based incentives	65,470	3,825
Dividends distribution	(1,790,032)	-
Foreign currency translation	977,482	(46,541)
Share of profit or loss measured at equity value method	7,747,312	(2,076,234)
Share of profit or loss measured at fair value	(28,770,462)	49,785,839
As of the end of the year	92,499,396	117,720,140

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Share of profit or loss of joint ventures and affiliates:

Profit and losses	06/30/2024	06/30/2023	06/30/2022
Measured at equity value method
Synertech Industrias S.A.	3,723,140	564,598	856,006
Agrality Argentina S.A.	3,519,639	2,126,492	739,342
Agrality US Inc.	(64,322)	(2,940,435)	193,961
Agrality Seeds Inc.	(124,468)	2,187,415	112,987
Héritas Corp.	-	-	(1,059,355)
Indrasa Biotecnología S.A.	-	62,613	1,794
Moolec Science SA	-	(4,176,703)	(2,511,092)
SW Semillas S.A.	(2,592)	(3,917)	(4,445)
Trigall Genetics	326,368	103,703	670,065
Inmet S.A.	369,547	-	-
	7,747,312	(2,076,234)	(1,000,737)

Measured at Fair value
Theo I SCS	(28,770,462)	49,785,839	-
	(28,770,462)	49,785,839	-

Bioceres Group PLC has elected to measure the investment in associates held through Theo (Héritas Corp, BG Farming, Moolec Science S.A., Gentle Farming, SF500) at fair value through profit or loss in accordance with IFRS 9.

There are no significant restrictions on the ability of the joint ventures and affiliates to transfer funds to the Group for cash dividends, or to repay loans or advances made by the Group, except for the legal obligation to establish a legal reserve for 5% of the profit for the year until reaching 20% of the capital for Argentinian entities.

Summarized financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) in relation to the significant joint ventures is presented below:

Name	Date	Current assets	Non- current assets	Current liabilities	Non-current liabilities	Equity	Sales	(Loss)/Profit of the year

Synertech Industrias S.A.	06/30/2024	55,963,591	11,195,394	27,610,517	3,447,008	36,101,460	61,815,678	7,236,901
	06/30/2023	50,602,942	12,351,672	30,248,685	3,841,374	28,864,555	62,798,136	3,980,995
	06/30/2022	39,548,944	13,846,826	24,679,402	3,342,325	25,374,043	61,117,486	(2,429,401)
Agrality Argentina S.A.	06/30/2024	22,098,808	20,002,212	22,984,897	8,640,513	10,475,610	22,757,410	3,935,787
	06/30/2023	14,203,372	24,832,433	14,591,700	19,382,094	5,062,012	20,540,979	2,071,653
	06/30/2022	8,998,593	6,142,495	11,501,606	2,830,455	809,026	13,296,219	802,823
Theo I S.C.S	06/30/2024	-	108,456,044	13,405,755	57,060,813	37,989,476	-	(32,213,331)
	06/30/2023	-	135,533,950	11,998,548	55,630,592	67,904,810	-	(10,632,802)
	06/30/2022	-	22,129,078	5,991,252	-	16,137,826	-	61,387,821

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

14. SEGMENT INFORMATION

The Group is organized into four main operating segments:

Seed and integrated products

The seed and integrated products segment focuses mainly on the development and commercialization of seed technologies and products that increase yield per hectare, with a focus on the provision of seed technologies integrated with crop protection and crop nutrition products designed to control weeds, insects or diseases, to increase their quality characteristics, to improve nutritional value and other benefits. The segment focuses on the commercialization of integrated products that combine three complementary components biotechnological events, germplasm and seed treatments—in order to increase crop productivity and create value for customers. While each component can increase yield independently, through an integrated technology strategy the segment offers products that complement and integrate with each other to generate higher yields in crops.

Currently the segment generates revenue from ordinary activities through the sale of seeds, integrated product packs, royalties and licenses charged to third parties, among others.

Crop protection

The crop protection segment mainly includes the development, production and marketing of high-tech adjuvants and a full range of pest control molecules and biocontrol products. Adjuvants are used in mixtures to facilitate the application and effectiveness of active ingredients, such as insecticides, leading to better performance, reduced usage rates and lower residue levels Insecticides and fungicides are applied to control pests and significantly reduce disease during the germination period.

The segment currently generates revenue from ordinary activities through the sale of adjuvants, insecticides, fungicides, and baits, among others.

Crop nutrition

The crop nutrition segment focuses mainly on the development, production and commercialization of inoculants that allow the biological fixation of nitrogen in the crops, and of fertilizers including biofertilizers and microgranulated fertilizers that optimize the productivity and yield of the crops.

Currently the segment generates income from ordinary activities through the sale of inoculants, bio-inductors, biological fertilizers and microgranulated fertilizers, among others.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated based on market prices.

Emerging solutions

The emerging solution segment is based on providing R&D services, biotechnology capabilities and specialised expertise to facilitate the integration of technologies and product development efforts within the Group, as well as R&D services to third parties.

This segment includes revenue sources primarily related to agro-industrial biotechnology businesses, such as those generated by the production and commercialization of industrial enzymes and fermentation technology to convert sugars and oils into high-value molecules or compounds.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated based on market prices.

The following tables present information with respect to the Group´s reporting segments:

Year ended June 30, 2024	Seed and integrated products	Crop protection	Crop nutrition	Emerging solutions	Consolidated
Revenues from contracts with customers
Sale of goods and services	94,457,404	223,538,317	125,558,380	1,547,782	445,101,883
Royalties	986,602	-	-	-	986,602
Right of use licenses	1,000,000	-	19,287,845	-	20,287,845
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	(45,746)	-	-	-	(45,746)
Government grants	-	-	-	197,519	197,519
Total revenues	96,398,260	223,538,317	144,846,225	1,745,301	466,528,103

Cost of sales	(66,306,974)	(143,807,301)	(68,107,537)	(1,146,516)	(279,368,328)
Gross profit per segment	30,091,286	79,731,016	76,738,688	598,785	187,159,775
% Gross margin	31%	36%	53%	34%	40%

Year ended June 30, 2023	Seed and integrated products	Crop protection	Crop nutrition	Emerging solutions	Consolidated
Revenues from contracts with customers
Sale of goods and services	55,360,397	205,685,451	157,153,024	1,420,990	419,619,862
Royalties	1,247,567	-	-	-	1,247,567
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	319,428	153,460	137,666	-	610,554
Government grants	-	-	-	93,509	93,509
Total revenues	56,927,392	205,838,911	157,290,690	1,514,499	421,571,492

Cost of sales	(31,012,687)	(137,529,299)	(66,915,067)	(7,019)	(235,464,072)
Gross profit per segment	25,914,705	68,309,612	90,375,623	1,507,480	186,107,420
% Gross margin	46%	33%	57%	100%	44%

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Year ended June 30, 2022	Seed and integrated products	Crop protection	Crop nutrition	Emerging solutions	Consolidated
Revenues from contracts with customers
Sale of goods and services	45,862,562	173,095,092	107,502,350	1,061,534	327,521,538
Royalties	1,995,584	-	-	-	1,995,584
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	3,672,192	1,171,749	1,544,089	-	6,388,030
Government grants	-	-	-	120,693	120,693
Total revenues	51,530,338	174,266,841	109,046,439	1,182,227	336,025,845

Cost of sales	(21,839,689)	(124,489,307)	(62,035,099)	(7,273)	(208,371,368)
Gross profit per segment	29,690,649	49,777,534	47,011,340	1,174,954	127,654,477
% Gross margin	58%	29%	43%	99%	38%

Revenue by similar group of products or services	06/30/2024	06/30/2023	06/30/2022

Seed and integrated products	96,398,260	56,927,392	51,530,338
Seed Treatments Packs	29,992,052	32,789,080	32,728,468
Seed & Royalties Payments	5,587,594	7,004,400	6,384,927
HB4 Program	60,818,614	17,133,912	12,416,943

Crop protection	223,538,317	205,838,911	174,266,841
Adjuvants	56,634,128	52,978,705	51,211,406
Seed CP Products and Services	34,877,911	26,080,587	26,478,873
Other CP Products and Services	103,092,454	94,277,444	96,576,562
Bioprotection	28,933,824	32,502,175	-

Crop nutrition	144,846,225	157,290,690	109,046,439
Inoculants & Biofertilizers	18,315,253	23,621,534	23,621,552
Micro-beaded Fertilizers	91,786,942	90,965,380	85,424,887
Biostimulants	15,456,185	9,800,318	-
Syngenta up-front fee	19,287,845	32,903,458	-

Emerging solutions	1,745,301	1,514,499	1,182,227
Management expenses	1,547,782	1,420,990	1,061,534
Government grants	197,519	93,509	120,693

Total revenues	466,528,103	421,571,492	336,025,845

As of the current period, geographical information is reported by main countries and regions. LATAM refers to Latin America countries, excluding Argentina and Brazil which are reported separately. North America includes United States of America and Canada. The EMEA region covers Europe, the Middle East and Africa. The Group has recast the comparative figures accordingly.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Geographical information

	06/30/2024	06/30/2023	06/30/2022

Argentina	348,320,593	289,957,320	269,195,036
Brazil	24,175,116	23,690,028	33,049,005
LATAM	21,952,339	21,044,547	15,340,382
North America	27,543,558	30,768,912	5,086,007
EMEA	21,320,535	22,014,855	12,920,323
Rest of the world	23,215,962	34,095,830	435,092
Total revenues	466,528,103	421,571,492	336,025,845

	06/30/2024	06/30/2023
Non-current assets
Argentina	139,722,896	126,425,975
Brazil	7,698,175	8,398,403
LATAM	1,162,654	1,064,290
North America	189,199,549	192,129,674
EMEA	44,141	61,526
Rest of the world	26,279,731	27,535,122
Total	364,107,146	355,614,990

Property, plant and equipment	74,612,434	68,159,339
Intangible assets	177,331,280	175,292,219
Goodwill	112,163,432	112,163,432
Total reportable assets	364,107,146	355,614,990
Total non-reportable assets	585,729,699	589,142,172
Total assets	949,836,845	944,757,162

15. FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The Group is exposed to a variety of financial risks that arise from its activities and from its use of financial instruments. This Note provides information on the Group’s exposure to certain main risks, the Group’s objectives, policies and processes regarding the measurement and management of each risk.

The Group does not use derivative financial instruments to hedge any of the above risks.

General objectives, policies, and processes

The Board of Directors has overall responsibility for establishing and monitoring the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the function to design and operate processes that ensure the effective implementation of the objectives and policies to the management that periodically reports to the Board of Directors on the evolution of the risk management activities and results. The overall objective of the Board of Directors is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility.

The Group’s risk management policy is established to identify and analyze the risks facing the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly in order to reflect changes in market conditions and the Group’s activities. The Group, through training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The Group seeks to use suitable means of financing to minimize the Group’s capital costs and to manage and control the Group’s financial risks effectively. There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this Note.

The Group adopted a code of ethics applicable to its principal executive, financial and accounting officers and all employees.

The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, which derives mainly from trade and other receivables, as well as from cash and deposits in financial institutions.

The credit risk to which the Group is exposed is mainly defined in the Group’s accounts receivable followed by cash and cash equivalents, with the logical importance of being able to satisfy the Group’s needs in the short term.

Trade and other receivables

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations and derives mainly from trade receivables and other receivables generated by services and product sales. The Group is also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations to the Group owed by customers, partners, contractors and suppliers.

The Group sells its products to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, and farmers who purchase the Group’s products. Type and class of customers may differ depending on the Group’s business segments.

The Group’s management determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ aging analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available. Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined periodically. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on a prepayment basis or by furnishing collateral satisfactory to the Group. The Group may still seek collateral and guarantees as it may consider appropriate regardless the credit profile of any customer.

To cover trade receivables, the Group has a credit insurance for main subsidiaries, which periodically analyzes its customer portfolio.

The financial statements contain specific provisions for doubtful debts, which properly reflect, in Management’s estimate, the loss embedded in debts, the collection of which is doubtful. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

On that basis, the loss allowance as of June 30, 2024 was determined as follows:

	Gross carrying amount- trade receivables	Expected Loss rate	Loss allowance
Current	127,405,353	0.43%	547,675
More than 15 days past due	41,168,864	0.13%	53,475
More than 30 days past due	15,354,896	0.14%	20,895
More than 60 days past due	4,662,888	0.10%	4,629
More than 90 days past due	5,118,337	0.31%	15,761
More than 120 days past due	803,333	0.63%	4,846
More than 180 days past due	6,014,520	24.66%	1,474,772
More than 365 days past due	4,962,327	100.00%	4,928,227
Total 06/30/2024	205,490,518		7,050,280

Cash and deposits in banks

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they come due.

The Group’s approach to managing its liquidity risk is to manage the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of credit facilities. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources.

The cash flow forecast is determined at both an entity level and consolidated level. The forecasts are reviewed by the Board of Directors in advance, enabling the Group’s cash requirements to be anticipated. The Group examines the forecasts of its liquidity requirements in order to ascertain that there is sufficient cash for the operating needs, including the amounts required in order to settle financial liabilities.

The following table sets out the contractual maturities of financial liabilities:

As of June 30, 2024	Up to 3 months	3 to 12 months	Between one and three years
Trade and other payables	107,801,065	61,136,471	-
Borrowings	87,538,816	146,971,935	127,248,305
Consideration for acquisition of assets	-	4,571,824	2,005,143
Convertible notes	-	-	80,809,686
Lease liability	738,561	2,384,217	8,161,359
Total	196,078,442	215,064,447	218,224,493

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

As of June 30, 2023	Up to 3 months	3 to 12 months	Between one and three years
Trade and other payables	68,407,847	83,112,457	-
Borrowings	35,948,268	144,052,339	152,445,700
Consideration for acquisition of assets	-	1,393,203	3,166,720
Convertible notes	-	-	75,213,146
Lease liability	3,858,699	-	10,030,524
Total	108,214,814	228,557,999	240,856,090

As of June 30, 2024 and 2023, the Group had no exposure to derivative liabilities.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

Part of our business activities is conducted in Argentine pesos. However, some of our subsidiaries using the Argentine peso as their functional currency also have significant transactions denominated in U.S. dollars, mainly with respect to sales and financing activities.

The table below sets forth our net exposure to currency risk as of June 30, 2024:

Net foreign currency position	06/30/2024
Amount expressed in US	$(5,767,541)
Other currencies	(3,837,458)

The main Argentinian subsidiaries of the Group have changed their functional currency from Argentine Pesos to US Dollar (Note 2).

Considering only this net currency exposure as of June 30, 2024, if an Argentine peso/US dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the Argentine peso against the U.S. dollar of 20% during the year ended June 30, 2024, would have resulted in the following results:

	Estimated
Exchange rate variation	(-)20%	(+)20%
Argentine peso amount expressed in US$	-1,921,000	1,921,000

Interest rate risk

The Group’s financing costs may be affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in cash or checks collected from customers that are readily convertible into known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group has not entered into derivative contracts to hedge this exposure.

The Group does not use derivative financial instruments to hedge its interest rate risk exposure.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The Group’s debt composition is set out below.

Carrying amount	06/30/2024	06/30/2023
Fixed-rate instruments
Current financial liabilities	187,141,491	159,407,546
Non-current financial liabilities	112,872,243	143,996,525
	300,013,734	303,404,071
Variable-rate instruments
Current financial liabilities	47,369,260	20,593,061
Non-current financial liabilities	14,376,062	8,449,175
	61,745,322	29,042,236

Holding all other variables constant, including levels of our external indebtedness, as of June 30, 2024, a one percentage point increase in floating interest rates would increase interest payable by less than $0.01 million.

The Group does not use derivative financial instruments to hedge its interest rate risk exposure.

Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of any dividends it could pay to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2024 and 2023.

Financial assets by category

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial asset	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Cash and cash equivalents	46,710,292	48,418,060	6,284,573	846,960
Other financial assets	-	7,806,979	14,858,124	12,023,861
Trade receivables	209,007,195	159,376,782	-	-
Other receivables (*)	45,342,974	27,837,591	-	-
Total	301,060,461	243,439,412	21,142,697	12,870,821

(*)	Advances expenses and tax balances are not included.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Financial liabilities by category

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial liability	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Trade and other payables	156,947,744	143,294,796	11,989,792	8,225,508
Borrowings	361,759,056	332,446,307	-	-
Consideration for acquisition of assets	3,852,853	4,559,923	2,724,114	-
Convertible notes	80,809,686	75,213,146	-	-
Lease liability	11,284,137	13,889,223	-	-
Total	614,653,476	569,403,395	14,713,906	8,225,508

Financial instruments measured at fair value

Fair value by hierarchy

According to the requirements of IFRS 7, the Group classifies each class of financial instrument valued at fair value into three levels, depending on the relevance of the judgment associated to the assumptions used for measuring the fair value.

Level 1 comprises financial assets and liabilities with fair values determined by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 comprises inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

Measurement at fair value at 06/30/2024	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	12,943,378	-	-
Moolec Science S.A shares	2,191,286	-	-
Investments at fair value	2,311,604	-	-
US Treasury bills	1,993,668	-	-
Other investments	1,702,761	-	-

Financial liabilities valued at fair value
Trade and other payables	-	11,989,792	-
Consideration for acquisition	2,724,114	-	-

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Measurement at fair value at 06/30/2023	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	846,960	-	-
Other mutual funds	1,698,059	-	-
US Treasury bills	9,163,298	-	-
Other investments	1,162,504	-	-

Financial liabilities valued at fair value
Trade and other payables	-	8,225,508	-

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 7.12).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

16. LEASES

The right-of-use asset was initially measured at the amount of the lease liability plus initial direct costs incurred, adjusted by pre-payments made in relation to the lease. The right-of-use asset was measured at cost less accumulated depreciation and accumulated impairment.

The lease liability was initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if it can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The information about the right-of-use and liabilities related with lease assets is as follows:

	06/30/2024	06/30/2023
Right-of-use leased asset
Book value at the beginning of the year/inception	21,163,192	15,828,032
Additions of the year	2,585,223	3,154,950
Additions from business combination	168,988	3,005,000
Disposals	(1,284,975)	(1,839,921)
Exchange differences	(1,652,831)	1,015,131
Book value at the end of the year	20,979,597	21,163,192

	06/30/2024	06/30/2023
Depreciation
Book value at the beginning of the year/inception	7,226,617	3,684,006
Depreciation of the year	3,418,956	3,565,894
Disposals	(1,092,167)	(171,870)
Exchange differences	(175,561)	148,587
Accumulated depreciation at the end of the year	9,377,845	7,226,617

Total	11,601,752	13,936,575

	06/30/2024	06/30/2023
Lease Liabilities
Book value at the beginning of the year/inception	13,889,223	11,751,284
Additions of the year	2,585,223	3,154,950
Additions from business combination	168,988	3,245,000
Interest expenses, exchange differences and inflation effects	(480,189)	(406,494)
Payments of the year	(4,879,108)	(3,855,517)
Total	11,284,137	13,889,223

	06/30/2024	06/30/2023
Lease Liabilities
Current	3,122,778	3,858,699
Non-current	8,161,359	10,030,524
	11,284,137	13,889,223

	06/30/2024	06/30/2023
Machinery and equipment	3,655,741	3,655,741
Vehicles	1,272,071	1,475,581
Equipment and computer software	1,130,541	903,306
Land and buildings	14,921,244	15,128,564
	20,979,597	21,163,192

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

17.   SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2024, the transactions between the Group and related parties, and the related balances owed by and to them for the year ended June 30, 2024 and 2023 are as follows:

		Value of transactions for the year ended
Party	Transaction type	06/30/2024	06/30/2023	06/30/2022
Joint ventures and associates	Sales of goods and services	952,742	739,651	183,243
	Purchases of goods and services	(500,704)	(738,652)	(628,770)
	Net loans granted	13,005,841	7,141,471	-
	Interest gain	135,485	212,407	-
	Net loans received	(1,860,058)	(1,854,680)	-
	Contributions in joint ventures	-	-	3,000
Shareholders and other related parties	Puttable instruments	-	4,399,631	5,187,058
	Net loans granted	28,299	19,049	56,456,806
	Interest gain	-	-	1,856,242
	Interest expenses	(2,425,703)	(956,873)	481,594
	Own shares held by subsidiaries	(444,473)	(133,079)	-
	In-kind contributions	2,409,244	1,163,384	1,580,556
	Sales of goods and services	2,911,723	6,565,027	1,027,830
	Purchases of goods and services	(1,998,349)	(2,334,556)	(3,158,002)
Key management personnel	Salaries, social security benefits and other benefits	(2,496,073)	(1,995,361)	(2,861,358)
	Stock options-based incentives	(8,181,849)	(1,868,430)	(1,508,159)
Total		1,536,125	10,358,989	58,620,040

		Amounts receivable from related parties
Party	Transaction type	06/30/2024	06/30/2023
Joint ventures and associates	Trade debtors	2,176,622	1,743,245
	Other receivables	37,586,012	22,471,391
Shareholders and other related parties	Trade debtors	37	-
	Other receivables	47,348	19,049
Total		39,810,019	24,233,685

		Amounts payable to related parties
Party	Transaction type	06/30/2024	06/30/2023
Joint ventures and associates	Trade creditors	(52,778,206)	(41,479,606)
Net loans payables		(1,860,058)	(1,854,680)
Shareholders and other related parties	Trade creditors	(37,985)	(35,292)
Key management personnel	Salaries, social security benefits and other benefits	(226,702)	(290,331)
Total		(54,902,951)	(43,659,909)

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

18. KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the year ended June 30, 2024 and 2023.

	06/30/2024	06/30/2023	06/30/2022
Short-term employee benefits	2,496,073	1,995,361	2,861,358
Share based payment	8,181,849	1,868,430	1,508,159
	10,677,922	3,863,791	4,369,517

The Group entered into indemnification agreements with each of its directors and executive officers. These agreements generally provide that the relevant director or officer will be indemnified by the Group to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of the Group and against amounts paid or incurred by him or her in the settlement thereof.

The agreements are subject to certain exceptions, including that no indemnification will be provided to any director or officer against any liability to the Group or its shareholder (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of the director or officer; or (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer.

The compensation of key executives is determined by the Board of Directors of Bioceres Group PLC, Bioceres S.A. and Bioceres Crop Solutions Corp., based on the performance of individuals and market trends.

Bioceres Group currently does not pay any compensation to any of its executive board members.

19. SHARE-BASED PAYMENT

19.1	Bioceres S.A share based payments

In accordance with the compensation policy defined by the Group, certain directors of Bioceres S.A. have the option of choosing to collect the annual incentive in cash or in shares of BIOX. The incentive is for up to five times the monthly salary of each one and increases by $30,000 in the event that they choose to receive the incentive in the form of shares.

As of June 30, 2023, and 2022, 8,560 and 5,929 shares of Bioceres Crop Solutions Corp, were assigned to the beneficiaries, which were granted immediately in recognition of the professional performance demonstrated during the year.

Additionally, in January 2024, in compliance with the resolution in Minute No. 256 of the Board Meeting held in December 2021, it was decided to grant the Bioceres 2021 Award. It consists of 10,000 shares of Bioceres Crops Solutions Corp for Dr. Lía Raquel Chan, a researcher at CONICET, in recognition of her leadership in the early development of HB4 technology.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

19.2	Bioceres Crop Solutions Corp share based payments

2023 Omnibus Equity Incentive Plan

On May 12, 2023, the board of directors of Bioceres Crop Solutions Corp approved the 2023 Omnibus Equity Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. In addition to introducing new incentive plans, it comprehensively amends and restates in entirety (i) the Employee Stock Purchase Plan, (ii) the Equity Compensation Plan, (iii) the Stand-Alone Stock Option Grant, and (iv) the Employee Stock Option Plan.

-	Employee Stock Purchase Plan (“ESPP”): incentive plan for eligible employees with no stock compensation to purchase ordinary shares of BIOX up to a maximum of 15% percent of such employee’s monthly compensation. The number of ordinary shares subject to the ESPP shall be 200,000 ordinary shares. The purchase price will be equal to 85% of the lower of the closing price of BIOX’s ordinary shares on the first business day and the last business day of the relevant offering period. As of the date of these consolidated financial statements the ESSP is not yet implemented.

-	Equity Compensation Plan: annual incentive plan based on certain financial and operational targets defined by the Board of Directors upon approval of the annual budget.

-	Stand Alone Stock Option Grant: plan granted up to 1,200,000 underlying ordinary shares. The options have an exercise price of $4.55 and expire on October 31, 2029. Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

-	Employee Stock Option Plan: plan granted up to 100,000 underlying ordinary shares to certain key employees. The options have an exercise price of $5.55 and expire on October 23, 2030. Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

-	Past Share Option plan: immediately vested options with a strike price between $11.93 and $13.24.

-	Base Share Option plan: to vest and become exercisable in equal installments on June 30, 2023, June 30, 2024, and June 30, 2025, with a strike price between $10.47 and $10.79.

-	Performance Share Option plan: to vest and become exercisable if the Group’s fiscal year 2025 EBITDA reaches at least US$120 million, at 0% of the award, and linearly thereafter up to 100% of the awarded options when reaching at least US$150 million. These options have also a strike price of between $10.47 and $10.79.

The fair value of the stock options at the grant date was estimated using the “Black-Scholes” model, considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Factor	Stand Alone Stock Option Grant	Employee Stock Option Plan	Past Share Option plan	Base Share Option plan	Performance Share Option plan
Weighted average fair value of shares	$5.42	$13.98	$11.45	$10.80	$10.79
Weighted average exercise price	$4.55	$5.55	$12.48	$10.52	$10.52
Weighted average expected volatility	29.69%	42.18%	48.73%	54.73%	54.73%
Dividend rate	0%	0%	0%	0%	0%
Weighted average risk-free interest rate	1.66%	1.17%	4.40%	4.47%	4.47%
Weighted average expected life	9.89 years	9.22 years	4.89 years	2.97 year	2.97 year
Weighted average fair value of stock options at measurement date	$2.47	$10.10	$5.01	$4.46	$4.45

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

The Group estimated that nearly 100% of the share options will be exercised, based on historical trends of executive retention and option exercise behavior. This estimate is reviewed at the end of each annual or interim period.

2013 Stock Incentive Plan

As part of the merger described in Note 6, we have assumed the outstanding “2013 Stock Incentive Plan” from Pro Farm Group. On the merger date the total equity awards outstanding was converted consistent with the terms of the merger agreement into an aggregate of 1,191,362 option and or restricted stock units which was fully registered with the Securities and Exchange Commission on July 26, 2022. All equity awards retained their original granted terms. BIOX has not granted any additional awards under this plan during the year.

Bioceres Crop Solutions’ fair value of the grants was estimated utilizing a Black Scholes option pricing model based on the following range of assumptions which have determined consistent with BIOX’s historical methodology for such assumptions:

July 12, 2022
Exercise price	$7.16 - 204.66
Expected life (years)	0.03 - 9.83
Estimated volatility factor	34.9% - 44.4%
Risk-free interest rate	0.0%
Expected dividend yield	—

The following table shows the evolution of stock option and weighted average exercise price for the years ended June 30, 2024, and 2023:

	06/30/2024		06/30/2023
	Number of options	W.A. Exercise price	Number of options	W.A. Exercise price

At the beginning of the year	1,791,000	15.79	1,047,801	4.63
Assumed for business combination	-	-	1,046,774	25.65
Granted during the year	5,631,894	10.55	-	-
Cancelled or expired during the year	(570)	10.07	(36,244)	8.46
Exercised during the year	(76,529)	10.73	(267,331)	11.86
Effective at the end of the year	7,345,795	11.83	1,791,000	15.79

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Annual compensation - Bonus

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, to each of the executive offices. The bonus will be granted upon the meeting by the Company of certain financial and operational objectives. Each year the Board of Directors defines the objectives upon approval of the annual budget.

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares to certain executive officers, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

20. CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

The new secured guaranteed notes and the convertibles notes referenced in Note 7.13 are secured by substantially all of the assets located in the United States of Pro Farm Group, Inc. and its U.S. subsidiaries and are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Pro Farm Group, Inc., Pro Farm Michigan Manufacturing LLC, Pro Farm, Inc., Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda., Glinatur S.A. and Pro Farm OU.

21. EVENTS OCCURRING AFTER THE REPORTING PERIOD

On November 25, 2024, our subsidiary, Rizobacter Argentina S.A., announced the issuance of Series X corporate bonds in the Argentine market, detailed as follows:

Class A: $2.4 million 7.0% p.a. bonds due November 2026

Class B: $23.5 million 8.0% p.a. bonds due November 2027

The settlement date for both classes is November 28, 2024.

In December 2024, the Company issued 2,380,952 convertible preference shares for total proceeds of $15.0 million. These preference shares accrue a 9% per annum payment-in-kind (PIK) return and include contractual conversion features into either ordinary shares or shares of the surviving entity in connection with a future listing transaction, subject to specific conditions. If certain conditions are not met, the shares may be redeemable for cash. The instrument has been classified as a financial liability in accordance with IAS 32.

Within the context of a new strategy for our seed business, on February 6, 2025 we signed an agreement with GDM for the development of new soybean solutions with exclusive rights outside the drought tolerant space. Under this ten-year agreement, GDM will use Verdeca’s patented platform to develop and market a new generation of soybean varieties with superior agronomic performance. This opportunity will leverage from the collaboration that has already started several years ago.

Subsequent to June 30, 2024, the Group initiated a plan to dispose of its investment in Theo I SCSp, currently recognized as a non-current asset under the Investments in joint ventures and associates line item in the consolidated statement of financial position. The sale process is expected to be completed during the first half of fiscal year 2026.

BIOCERES GROUP PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

As of the date of authorization of these consolidated financial statements, the investment meets the criteria to be classified as a disposal group held for sale under IFRS 5. Theo I SCSp is included within the Seed Development and Strategic Investment segment of the Group. The planned disposal aligns with the Group’s strategic focus and capital allocation priorities.

On April 1, 2025, pursuant to resolutions passed at a General Meeting of Shareholders, the Company re-registered as a private limited company and changed its legal name from Bioceres Group PLC to Bioceres Group Limited.

Subsequent to June 30, 2024, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.

21.1 GOING CONCERN

On June 18, 2025, Bioceres Crop Solutions Corp. (“BIOX”), a public company controlled until that date by Bioceres Group Limited, entered into an amendment with the Secured Notes’ holders by which the holders of the Secured Notes waived the breach of covenants that lead to the default of the debt (specifically, the breach of covenants related to the Consolidated Total Net Leverage Ratio (determined as the ratio of (a) Consolidated Total Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Issuer and its Subsidiaries for such Test Period) of 3.75x as of March 31, 2025). retrospectively modifying the required Consolidated Total Net Leverage Ratio to 5x Consolidated Total Net Leverage Ratio, and extended the maturity of the Secured Notes to August 31, 2027. In accordance with the terms of the amendment, effective June 24, 2025, Gloria Montaron Estrada, Enrique Lopez Lecube and Keith McGovern were replaced in BIOX’s Board of Directors by Milen Marinov, Noah Kolatch and Scott Crocco, who were nominated by certain holders of the Secured Notes. BIOX agreed, for so long as the Secured Notes remain outstanding, to continue to nominate Messrs Marinov, Kolatch and Crocco (or such other persons as may nominated as their replacements) for additional terms as directors.

The effect of the changes in the terms of the Secured Notes of BIOX, one of the former subsidiaries of Bioceres Group Limited, resulted in the loss of de facto control of that subsidiary and consequently, its deconsolidation.

While BIOX was able to resolve the uncertainties regarding its financial plan through this agreement, as a result of the loss of control over BIOX, access to financing that Bioceres S.A., its wholly owned subsidiary Bioceres LLC and Bioceres Group Limited had until then was restricted or limited.

In June 2025, Bioceres S.A., one of the Argentine subsidiaries of Bioceres Group Limited, defaulted a portion of its financial debt that was due that month. As a result, Bioceres S.A. has initiated a debt restructuring process for its financial debt for an aggregate amount of $36.4 million. This process seeks to improve the debt profile of Bioceres S.A.

In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of $69.5 million. The creditor conducted a public auction to wit 3,062,500 pledged BIOX shares, pursuant to the New York Uniform Commercial Code. Management has responded to said creditor, reserving all rights, remedies, and defenses.

The defaults by Bioceres S.A. and Bioceres LLC do not have implications in other debts as there are no cross-default clauses on the remaining financial debt of the Group.

The aforementioned events raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the ability of Bioceres Group Limited to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Currently, the Group lacks sufficient financial resources to meet its obligations or fully implement its business plan. Without securing additional capital, or achieving a successful financial restructuring process, the Group will not be able to sustain its operations.

Management has plans to address the Group’s financial situation as follows:

●	Currently management is working on the financial restructuring process of Bioceres S.A.’s outstanding debt, proposing among other alternatives the extension of the maturity of current debt and the use of the Group’s cash inflows from operating activities, as well as obtaining the necessary capital to fully execute the Group’s business plan.

●	Management expects that certain shareholders and/or investors will continue or commence to provide new financing lines.

●	A dedicated Restructuring Committee has been established to address and implement the aforementioned financial restructuring process.

However, there is no assurance that the restructuring process will be successful, that investors and shareholders will continue to provide financing, or that the Group's future operations will generate profitability. The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that may be required to address the potential impacts on the recoverability and classification of assets or the amounts and classifications liabilities, should the Group be unable to continue as a going concern.